UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 001-35575

Cencosud S.A.
(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K consists of a management’s discussion and analysis of financial condition and results of operations and the unaudited condensed interim financial statements of the registrant as of and for the three-month period ended March 31, 2017 (the “Consolidated Financial Statements”).

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru, Colombia and elsewhere in Latin America or global markets; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

Date: June 30, 2017	By:	/s/ Sebastián Rivera Martinez
Name: Sebastián Rivera Martinez
Title: Legal Manager

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Unaudited Condensed Consolidated Interim Financial Statements as of and for the three-month period ended March 31, 2017	F-1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Operating and Financial Review and Prospects

We believe we are one of the leading multi-brand retailers in South America, based on revenues, selling space, number of stores and gross leasable area in the sectors and countries in which we operate. We operate through a number of formats, including supermarkets, home improvement stores, shopping centers and department stores. We are headquartered in Chile and have operations in Chile, Argentina, Brazil, Colombia and Peru. Our business consists of five segments, including three retail segments, which allows us to reach a wide range of customers offering various combinations of products, price, quality and service. The company believes Peru and Colombia are high growth and underpenetrated markets due to their favorable demographics, sustainable household consumption growth and low formal retail penetration as described herein and in the section titled “Item 4. Information on the Company—B. Business Overview—Industry Overview and Competition” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed by us with the SEC on April 28, 2017 (our “2016 Form 20-F”). As a complement to our core retailing business, we are actively involved across the region in the commercial real estate development business, particularly in Chile, Argentina, Colombia and Peru, with 54 shopping malls representing 788,646 square meters of gross leasable area for third parties and an additional 1,244,398 square meters of gross leasable area for related parties as of March 31, 2017, and we also offer private label credit cards, consumer loans and limited financial services to our retail customers.

A. OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

Developments in the Chilean Economy

Our operations in Chile accounted for 41.7% of our consolidated revenues from ordinary activities for the three-month period ended March 31, 2017 compared to 41.5% in the corresponding period in 2016. Consequently, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile. As reported by the Central Bank of Chile, GDP expanded 1.6% in 2016, 2.3% in 2015 and 1.8% in 2014. According to The Nielsen Company in a 2015 report on the retail industry, the Chilean modern retail sector (which typically includes supermarkets and hypermarkets) accounts for 65% of the overall Chilean retail sector, a relatively high percentage in comparison to the other countries in which we operate, such as Argentina and Colombia, where the modern retail sector accounts for 39% and 49% of the overall retail sector, respectively, but low in comparison to the United States, where the modern retail sector accounts for 85% of the overall retail sector, according to the World Bank as of December 2015.

The Consumer Price Index (“CPI”) in Chile increased 2.7%, 4.3%, and 4.7% in 2016, 2015 and 2014, respectively, according to the Central Bank of Chile. Inflation began to accelerate during 2014 following the devaluation of the Chilean Peso, increased international oil prices, a lower real interest rate and expectations of monetary policy tightening in the U.S. According to the most recently available data, inflation ended at 2.6% for the twelve-month period ending May 31, 2017, down from 4.5% during the same period in 2016, primarily due to exchange rate pressure due to financial volatility associated with economic adjustments in China.

During 2014, the Central Bank of Chile began a process of loosening monetary policy in response to weaker economic activity with the aim of boosting growth. Local output, demand and employment indicators continued to show softer dynamics in the economy during this period. These factors, in conjunction with timid global growth prospects, led the Central Bank of Chile to cut its benchmark rate for the fourth consecutive time to 3% during its October 16, 2014 meeting. After this, the Central Bank of Chile kept its benchmark rate steady for a year, until November 2015, when it decided to raise the rate by 25 bps to 3.25%, mostly because of inflationary pressure. In January 2016, the Central Bank of Chile decided to raise the rate by a further 25 bps to 3.50%. As a result of high copper prices, which led to an increase in exports during the fourth quarter of 2016, and timid global growth prospects, the Central Bank of Chile decreased the rate by 25 bps to 3.25% during its January 2017 meeting. In early June 2017, the Central Bank of Chile released the Economic Expectations Survey, which reported a monthly activity index of 1.0% for the month of May 2017 and market expectations that the benchmark interest rate would be maintained at 2.50% at the next meeting.

The unemployment rate for the period ended March 31, 2017 was 6.6% and 6.1% for the same period in 2016, and 6.2%, 5.8% and 6.0% in December 2016, 2015 and 2014, respectively, according to the Central Bank of Chile. See “Item 3. Key Information—D. Risk Factors—Risks Related to Chile” in our 2016 Form 20-F.

In December 2016, Fitch, Inc. (“Fitch”) maintained Chile’s sovereign debt rating at A+, but revised the outlook from stable to negative, reflecting prolonged economic weakness, which contributed to a relatively rapid deterioration in the sovereign balance sheet. In Fitch's view, the government’s policy response has helped buffer the economy and preserve credibility, but has not prevented a substantial rise in the public debt burden from the low levels that underpinned the upgrade to A+ in 2011. Chile is currently rated AA- by Standard & Poor’s Financial Services LLC, (“S&P”), but the outlook was cut from stable to negative on January 26, 2017, to reflect the risk that prolonged low economic growth could translate into larger fiscal deficits, thereby leading to continued high increases in government debt and a weakened financial profile of the sovereign. S&P stated in its report that low copper prices led several firms to cut production. The foregoing factors, together with subdued business confidence, have weighed on investment and constrained economic growth. On the other hand, Moody’s Investors Service has maintained Chile’s Aa3 rating with a stable outlook. Future economic, social and political developments in Chile, over which we have no control, could have a material adverse effect on us, including impairing our business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

On September 29, 2014, Chile enacted Law No. 20,780, which was amended and supplemented on February 8, 2016 by Law N°20.899 (the “Tax Reform Act”). The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 27% and strengthening rules regarding minimum capitalization and taxation of Chilean investments abroad (the controlled-foreign-corporation rules), among others. The new rules are set to come into effect gradually, with the implementation process having commenced on October 1, 2014 and set to be completed by January 1, 2018. The effects of this tax reform may increase our operating and compliance costs, which could negatively affect our financial results and our ability to grow our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Chile” in our 2016 Form 20-F.

Developments in the Argentine Economy

Our operations in Argentina accounted for 25.0 % of our consolidated revenues from ordinary activities for the period ended March 31, 2017 compared to 25.1% in the corresponding period in 2016. Accordingly, the Company is sensitive to macroeconomic conditions in Argentina.

The presidential elections at the end of 2015 have led to significant changes in Argentine economic policy. The new administration has moved with significant speed to implement core reforms, such as the unification of the exchange rate, the settlement with international creditors, the modernization of the import regime and the reform of the Argentine Institute of Statistics and Census (“INDEC”). The currency exchange rate ended 2016 at a level of 1 U.S.$ = 16.1 AR$. The government completed negotiations to settle the remaining debt owed to the Paris Club and its holdout creditors. As a consequence, Argentina was able to decrease its public debt-to-GDP ratio from 139% in 2003 to approximately 52% in 2016, as reported by the Ministry of Economy.

According to INDEC, Argentina’s GDP contracted by 2.3%, and expanded by 2.6% in 2016 and 2015, respectively. According to the Economic Commission for Latin America and the Caribbean, Argentina’s GDP grew 0.5% in 2014. The unemployment rate stood at 7.6% for the fourth quarter of 2016, compared to 8.5% and 9.3% in the third and second quarter of the same year, respectively. According to private data, inflation was 41.0% in 2016 and 26.9% in 2015, and according to the most recently available data published by INDEC, Argentina posted price increases of 10.5% and 24.0% as of May 2017, as compared to December 2016 and May 2016, respectively. International reserves held by the Central Bank of Argentina stood at U.S.$38.8 million as of December 31, 2016, U.S.$24.8 billion as of December 31, 2015 and U.S.$30 billion as of December 31, 2014. As of June 8, 2017, international reserves held by the Central Bank of Argentina had reached U.S.$44.9 million.

According to the INDEC report published on March 21, 2017, Argentina’s GDP is estimated to have decreased by 2.3% in 2016. Private sector financial analysts estimate that the economy grew 0.6% in the first quarter of 2017 as compared to the fourth quarter of 2016, and that it will continue to grow at an average rate of just over 1.0% per quarter to reach an annual growth of 2.8% in 2017. The primary deficit contracted to 4.6% of GDP in 2016, compared with 5.4% in 2015. Argentina’s primary deficit projected by the government for 2017 was raised from 3.3% to 4.2%, and the fiscal strategy is focused on continuing to reduce the deficit to 1.1% in 2018 and 0.3% in 2019. On May 26, 2017 the Ministry of Finance published the primary deficit for the first quarter of the year, which stood at 0.6% of GDP.

Argentina has historically implemented certain exchange control regulations. A brief history of recent exchange controls is discussed in “Exchange Controls—Foreign Exchange Controls—Argentina” in our 2016 Form 20-F.

Argentina is rated B3 by Moody’s and B by Fitch, as of April 5, 2017. On April 4, 2017 S&P upgraded Argentina’s rating to B from B- based on the progress the country has made in resolving several macroeconomic imbalances while gradually rebuilding market credibility and improving its institutional framework. Future economic, social and political developments in Argentina, over which we have no control, could impair business, financial condition or results of operations. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Argentina” in our 2016 Form 20-F.

Developments in the Brazilian Economy

Our operations in Brazil accounted for 16.0% of our consolidated revenues from ordinary activities for the three-month period ended March 31, 2017 compared to 15.3% in the corresponding period in 2016. Accordingly, the Company is sensitive to macroeconomic conditions in Brazil.

Brazil is currently emerging from a period characterized by a deep recession and significant political instability associated with, among other factors, the impeachment of former President Dilma Rousseff, the alleged acceptance of bribes by current President Michel Temer and corruption scandals, including the scandal related to Odebrecht, the Brazil-based engineering and construction group. The Odebrecht scandal, in which Odebrecht admitted to corrupt practices and paid U.S.$2.6 billion in fines, has been described by the press as the world's largest leniency deal and has involved Brazilian, U.S. and Swiss authorities. Additionally, in 2017, Brazilian meat processing company JBS S.A. entered into a leniency agreement with Brazilian authorities in connection with its alleged corrupt and illegal financing practices with Brazilian politicians.

Uncertainty regarding the speed of the process of economic reforms and further adjustments to the Brazilian economy may be heightened after the press reported that President Michel Temer had allegedly approved bribes to keep a key witness, currently imprisoned former Brazilian Chamber of Deputies President Eduardo Cunha, quiet in the country's on-going corruption investigations. The pace of any recovery in Brazil will be limited by high corporate sector debt and significant spare capacity in some sectors. It is expected that slow earnings growth and a continuing contraction in private credit will limit consumption growth initially, although lower interest rates may be beneficial to recovery in consumption.

As an economic matter, the country’s growth rate has decelerated steadily since the beginning of this decade, from an average annual growth of 4.5% between 2006 and 2010 to 2.1% between 2011 and 2014. GDP decreased by 3.9% in 2015, the worst annual performance since 1991, and decreased by 3.6% in 2016. The GDP growth rate in Brazil averaged 0.6% from 1996 until 2015, reaching an all-time high of 3.5% in the third quarter of 1996 and a record low of negative 4.1% growth in the fourth quarter of 2008. The Brazilian economy grew 1.0% in the first quarter of 2017 when compared to the last quarter of 2016, which constituted the first quarter of economic growth since the fourth quarter of 2014, according to Instituto Brasileiro de Geografia e Estatistica. In the first quarter of 2017, GDP fell 0.35% as compared to the corresponding period in 2016. Inflation is projected to return into the tolerance band of 3-6% in 2017.

The official interest rate in Brazil is reported by the Central Bank of Brazil. The Central Bank of Brazil left its benchmark interest rate unchanged at 14.25% for a period of nine months, which ended when the Central Bank of Brazil decided to make a 25 bps cut to the SELIC rate (Special System for Settlement and Custody or “Sistema Especial de Liquidação e Custódia”) in their October 2016 meeting, reaching 14.00%. In subsequent meetings, members of the Comite de Politica Monetaria of the Central Bank decided to continue reducing the benchmark interest rate, which reached 10.25% on May 31, 2017.

Additional risks in Brazil could come from the corporate sector, where the protracted recession is reflected in rising corporate defaults in the face of high debt levels, which could in turn weaken some parts of the financial sector. Additionally, political risks remain with respect to the final implementation of the new fiscal rule, uncertainty surrounding the outcome of proposed economic reforms, and ongoing corruption scandals. Furthermore, the fiscal deficit remains high at over 9% of GDP, and the primary deficit of 3% of GDP is far from the primary surpluses required to keep public debt on a firmly declining path.

Brazil’s non-seasonally adjusted unemployment rate rose to 13.7% in the first quarter of 2017 from 12.0% in the previous quarter and up from 10.9% in the first quarter of 2016. The unemployment rate in Brazil averaged 8.5% from 2012 until 2016, reaching an all-time high of 13.7% in March of 2017 and a record low of 6.2% in the three months of October, November and December of 2013. In 2016, the unemployment rate was 11.5%.

During the second half of 2015 and the first two months of 2016, the credit rating agencies S&P, Moody’s and Fitch each downgraded Brazil’s credit rating to below investment grade. In general, the downgrade reflects the economy’s deeper recession than previously anticipated, continued adverse fiscal developments and political uncertainty that could further undermine the government’s capacity to effectively implement fiscal measures to stabilize the growing debt burden. S&P’s credit rating for Brazil stands at BB with a negative outlook and Moody’s credit rating is Ba2 with a negative outlook, each as of February 2016. In early February 2017, S&P affirmed Brazil’s BB sovereign rating and negative outlook. Fitch’s credit rating for Brazil is BB with negative outlook since May 2016. In general, sovereign wealth funds, pension funds and other investors use credit ratings to gauge the credit worthiness of Brazil, thus having a significant impact on the country’s borrowing costs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Brazil” in our 2016 Form 20-F.

Developments in the Peruvian Economy

Our operations in Peru accounted for 9.4% of our consolidated revenues from ordinary activities for the three-month period ended March 31, 2017 compared to 9.8% in the corresponding period in 2015. Accordingly, the Company is sensitive to macroeconomic conditions in Peru.

According to the Central Bank of Peru, Peruvian GDP grew 3.9%, 3.3% and 2.4% in 2016, 2015 and 2014, respectively. This was on the back of a lower contribution to GDP from investments, particularly in its mining sector, and subdued private consumption. Falling exports were the main causes for these two trends. Peru’s external accounts and exports were affected by weaker global demand and lower commodity prices. The government of Peru is being proactive in developing counter-cyclical measures to boost growth with a series of large infrastructure projects. GDP increased 2.1% in the first quarter of 2017 versus the same period in 2016.

According to Peru’s Instituto Nacional de Estadistica e Informatica (“INEI”), in 2014, 2015 and 2016 the unemployment rate was 4.7%, 5.7% and 6.2% respectively. As of April 2017, the INEI estimates the unemployment rate reached 6.8% during the months of February, March and April, 2017.

At its June 2017 meeting, the Central Bank of Peru maintained the reference rate at 4.0%, after its decision to reduce it by 25 bps in the previous meeting, in light of the monetary authority’s expectation that inflation will converge to the target range during 2017. According to the most recent Central Bank Monetary Policy Release, economic growth is expected to accelerate in the following quarters due to increased public spending and increased prices of exports. The CPI increased 3.2%, 4.4% and 3.2%, in 2016, 2015 and 2014, respectively, as reported by INEI. As of May 2017 inflation had decreased 0.42% due to the significant reversal of the increase in certain food prices, reducing year-over-year inflation for the second consecutive month from 3.69% in April to 3.02% in May. Interest rates during 2016 were above those registered in 2015 and were influenced by the growth of the reference rate in the Central Bank of Peru’s effort to tame inflation, by the exchange rate depreciation, a fragile economic recovery among Peru’s trading partners and high volatility in foreign exchange and financial markets. The Central Bank of Peru’s May 2017 Economic Expectations Survey reported that the market expects inflation to reach 3.0% in 2017, 2.8% in 2018 and 2.7% in 2019.

The Peruvian government’s commitment to the current economic, fiscal and monetary policies supported economic growth in 2016, 2015 and 2014. S&P upgraded Peru’s credit rating from BBB to BBB+ in August 2013. In October 2013, Fitch upgraded Peru’s credit rating from BBB to BBB+. In July 2014, Moody’s upgraded Peru’s credit rating from Baa2 to A3. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future. Peru is currently rated BBB+, A3 and BBB+ by S&P, Moody’s and Fitch, respectively.

According to the World Bank, following a decade of record-high growth, Peru’s economy has remained strong and resilient despite persistent global uncertainty, as a result of its strong fundamentals, supportive terms of trade and sound policy management. Over the 2010-2016 period, the Peruvian economy experienced GDP growth at an average annual rate of 5.2%, and the average annual inflation rate increased to 3.1% in the same period.

On the downside, the economy is most vulnerable in the short term to a global growth shock that leads to lower commodity prices. A prolonged period of low growth in the U.S. economy could also hamper Peru’s economy over the medium term.

On the upside, upward momentum to growth and inflation could come from large capital inflows and strong credit dynamics in the context of ample global liquidity and continued low growth in advanced economies.

In December 2014, Peru enacted Law No. 4007, reforming the national tax regime. The new law, which came into effect on January 1, 2015, mandates a gradual decrease in the corporate income tax rate and an increase in the tax rates for dividends distributed by Peruvian companies to Chilean shareholders. As a result, the current tax rate applicable to Peruvian corporate income distributed to Chilean shareholders will increase from the current applicable rate of 34.1%, to 34.8% for 2015 and 2016, 35% for 2017 and 2018, and 35.3% for 2019 and onward. As a result, the new Peruvian tax regime is expected to decrease the amount of dividends we receive from our Peruvian subsidiaries.

Following the second round of presidential elections in Peru on June 5, 2016, Pedro Pablo Kuczynski was elected as the new president of Peru. The newly elected president assumed office on July 28, 2016. President Kuczynski had previously announced significant economic and policy reforms, however, even if implemented, the impact that these and any future measures will have on the Peruvian economy cannot be predicted, and such measures may be subject to political uncertainty. During his election campaign President Kuczynski announced the reduction of the Peruvian sales tax, effective July 2017, from 18% to 17%. Furthermore, the Peruvian President stated that the government is planning to aid lower income families and at the same time boost the construction sector, which has suffered in the past two years due to decreasing investments, including by promoting the construction of affordable housing through subsidies. Public funding through programs such as Techo Propio and Mivivienda will support the construction of 40,000 homes. Peru’s textile sector export has seen growth in 2017 with the creation of industrial parks and free trade areas planned in Lurin and in the northern part of Peru. In addition, the Peruvian President included a focus on water and sanitation policy in his presidential campaign platform, and has discussed plans for providing access to clean water, along with the strengthening of government water agencies and. President Kuczynski has also enacted plans to reorganize PetroPeru, the crisis-ridden and heavily indebted Peruvian state-owned petroleum company responsible for several recent oil spills in the Peruvian Amazon, and has stated that environmental contamination will no longer be accepted in Peru.

The future economic, social and political developments in Peru, over which we have no control, could have a material adverse effect on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Peru” in our 2016 Form 20-F.

Developments in the Colombian Economy

Our operations in Colombia accounted for 8.0% of our consolidated revenues from ordinary activities for the three-month period ended March 31, 2017 compared to 8.2% in the corresponding period in 2016. Accordingly, the Company is sensitive to macroeconomic conditions in Colombia.

Moody’s upgraded Colombia from Baa3 to Baa2, two notches above junk grade, with a stable outlook in July 2014 and remaining stable in 2015 and 2016. Fitch also ratified its sovereign rating on Colombia at BBB with negative outlook in 2016. S&P’s credit rating for Colombia stands at BBB with a negative outlook as of January 2017. Credit ratings are subject to periodic review and we cannot assure you that the current ratings will not be revised or lowered in the future.

By the end of 2015, Colombia’s credit rating was higher than Brazil’s, Latin America’s largest economy, based on strong growth dynamics supported by government sponsored infrastructure and roadway expansion programs encompassed in the “Fourth Generation” or “4G” plan, while experiencing moderate fiscal deficits. Congress’s approval of tax reform on December 28, 2016 was essential in order to maintain investment grade credit ratings. The primary components of the tax reform are a 3% increase in the VAT from 16% to 19%, the permanent adoption of a 0.4% financial transactions tax, the adoption of a 5% tax on dividends for foreign investors, an increase in income tax on individuals and a gradual reduction of the corporate income tax to 40% in 2017, 37% in 2018 and 33% in 2019. Furthermore, the wealth tax was eliminated.

After 50 years of armed conflict, and four years of negotiations with FARC (Revolutionary Armed Forces of Colombia), the most important domestic guerrilla group, the Colombian government and FARC signed a peace agreement in September 2016 that a public referendum failed to ratify in October 2016. Following the unsuccessful referendum, the Colombian government and FARC signed a revised peace deal that was ratified by Congress in November 2016 and was not submitted to a public referendum. In December 2016, the Colombian constitutional court ruled that legislation related to the FARC peace deal could be advanced through a fast track process. Given that peace agreement legislation is deemed extraordinary, it will not have to go through the typical eight debates required to advance ordinary legislation in Congress. The constitutional court’s ruling shortened the process to four debates in Congress. The government is expected to send the FARC Amnesty Bill to congress as soon as possible.

In October 2012, the US granted congressional approval to the implementation of the United States-Colombia Trade Promotion Agreement (“TPA”), under which over 80% of U.S. exports of consumer and industrial products to Colombia became duty free immediately, with remaining tariffs phased out over 10 years. The TPA was signed on November 22, 2016 and is expected to benefit both the U.S. and Colombian economies, which are seen by both parties as highly complementary. According to the Office of the United States Trade Representative, Colombia was the United States' 20th largest goods export market and the 27th largest supplier of goods imports in 2015. During 2014 and 2015, U.S. imports from Colombia amounted to U.S.$14.2 billion and U.S.$9.8 billion, respectively, and are expected to be approximately U.S.$9.8 billion in 2016. Colombia’s main exports to the U.S. are oil and derivatives, aircraft and parts, electric machinery, iron and steel products, cereals, soybean products and pharmaceutical products. The decrease in U.S. imports from Colombia from 2014 to 2015 was driven by a decrease in the price of oil and oil derivatives.

We believe Colombia will be able to respond with both fiscal and monetary countercyclical policies if the international outlook further deteriorates. The most severe risks to the Colombian economy continue to be external, as the consequences on the real economy of the sovereign debt crisis in Europe coupled with moderate growth in the United States may affect commodity prices and foreign investment inflows to emerging markets. Domestically, the most significant risk is the failure to execute important public works that are part of the infrastructure projects the country desperately needs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Colombia” in our 2016 Form 20-F.

GDP growth was 2.0%, 3.1% and 4.4%, in 2016, 2015, and 2014 respectively. In the first quarter of 2017, GDP increased 1.1% year-over-year, mainly as a result of the effects on internal demand after the execution of the tax reform. Retail sales increased 2.0% in 2016, 6.5% in 2015 and 7.5% in 2014 according to the Departamento Administrativo Nacional de Estadistica (“DANE”). According to the most recently available data, retail sales increased 1.9% in real terms in March 2017, and increased 1.3% excluding automobile sales, when compared to the same period the previous year. During the first three months of the year, real retail sales registered an accumulative decrease of 2.4% against the same period in 2016. The retail supermarket sector in Colombia is underpenetrated, with 32% of the retail sector being informal as of 2016 according to Planet Retail.

Unemployment has gradually decreased in the last few years. According to the Central Bank of Colombia, the average unemployment rate was 9.2%, 8.9% and 9.1% in 2016, 2015 and 2014, respectively. The unemployment rate was 8.9% in April 2017, with a labor force participation rate of 65.1%, compared to 9.0% in April 2016 with a participation rate of 64.6%.

Headline inflation in Colombia ended at 3.7% for 2014. However, in 2015 inflation was higher than the Central Bank of Colombia’s target, reaching 6.8%, largely as a result of the devaluation of the Colombian Peso and the negative impact on food products supply caused by the weather phenomenon “El Niño” that affected local harvests. In 2016, inflation finished the year at 5.8%, which was above target but included a significant decrease in the second quarter as a result of more favorable weather conditions, which contributed to better harvests, and a more stable exchange rate. According to DANE, the CPI in May 2017 was 0.23%, reaching an accumulative increase for the first five months of 2017 of 3.23% and a 4.37% twelve month variation.

The fiscal deficit was 4.0% in 2016, 2.2% in 2015 and 2.3% in 2014. The fiscal deficit for 2017 is estimated to reach 3.3% of GDP, according to the Colombian Ministry of Finance. This deficit has increased the government debt to GDP ratio which stood at 38.0% in 2015 and 42.4% in 2016.

In December 2014, Colombia’s legislative branch approved a tax reform bill that came into effect on January 1, 2015. According to the new tax bill, Colombian companies will have to pay an annual wealth tax (between 0.2% and 1.5%, depending on the taxable base) and a higher impuesto sobre la renta para la equidad (“Income Tax for Equality” or “CREE”) (3% surcharge for the 2015, 2016, 2017 and 2018 tax years). The resulting increase in the tax liability of our Colombian subsidiaries is expected to decrease the amount of income available for dividends.

The International Monetary Fund projects growth to gradually strengthen over the next five years as the economy steadily diversifies away from commodities. Future growth of about 3.5% would be supported by non-commodity exports, infrastructure spending, and improved confidence stemming from the peace agreement.

The future economic, social and political developments in Colombia, over which we have no control, could impair our business, financial condition or results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Colombia” in our 2016 Form 20-F.

Expansion Activities

A significant proportion of our expected revenue growth is based on our expansion activities, including acquisitions and organic growth. At an exchange rate of Ch$687 per U.S.$1.00 we forecast that our revenue for 2017 will be approximately U.S.$16.5 billion based on the company’s expected revenue growth, due primarily to better performance from our business, increased online business growth, selected store openings and an improved economic regional environment, particularly in Peru, Argentina and Brazil. For the same period we expect to invest U.S.$500 million.

Our organic growth plan for the next four years (2017 - 2020) contemplates investments of U.S$2.5 billion and will be financed mainly by cash generated from operations (this plan does not take into account the resources that would be generated from the potential separation of the shopping centers division or the sale of non-strategic assets).

No acquisitions were made in the 2014, 2015 and 2016 fiscal periods or in the first quarter of 2017.

Divestment Activities

We believe that we are able to profit from the opportunistic disposition of land for which we no longer have an immediate use. Such dispositions allow us to monetize the capital gains from such land and allocate capital efficiently. From time to time, we may sell to leverage our favorable position in and knowledge of the land and market to engage in opportunistic selling transactions. During 2016, we divested 47 pharmacies that we operated within our supermarkets in Peru to Mifarma, sold our 33.3% stake in Mall Viña del Mar S.A. - a company that owns and operates a shopping center in Viña del Mar and a shopping center in Curico - for UF 4,275,000 (approximately U.S.$160 million or Ch$110,575 million), renewed the joint venture agreement with Colpatria (a subsidiary of Scotiabank) to jointly develop the financial retail business in Colombia, and sold Teleticket, a ticketing agency for shows in Peru.

As of the date hereof, we remain committed to the plan of selling undeveloped land in Chile. The plan has been implemented in conjunction with the management of our property and shopping divisions. We have taken a number of administrative and operational steps to finalize such sales, and have commissioned the brokerage company Colliers to market our assets.

Colombian gas stations, previously reported under the “supermarkets” segment in our financial statements, have been included within our assets and liabilities held for sale. The total amount recognized as assets held for sale is Ch$15,642 million as of March 31, 2017.

Impact of organic expansion

During the three-month period ended March 2017, we opened one supermarket and one shopping center in Chile. During the same period, we also closed two supermarkets in the region: one in Argentina and one in Colombia.

As a general matter, we believe that a period of several years is frequently required after opening or inauguration for a store or shopping center to mature and achieve its full potential to generate sales. As a result, the increasing maturation of a newly opened store may need to be taken into account when comparing period-to-period store sales.

The following tables present a breakdown of our store and shopping center expansion activities for the periods indicated:

	Three months ended March 31, 2017 vs. year ended December 31, 2016
	Total 2016	Openings	Closings	Acquisitions	Total Through March 31, 2017
Chile
Supermarkets	245	1	0	0	246
Home Improvement Stores	35	0	0	0	35
Department Stores	79	0	0	0	79
Shopping Centers	25	1	0	0	26
Total Chile	384	2	0	0	386
Argentina
Supermarkets	283	0	1	0	282
Home Improvement Stores	51	0	0	0	51
Shopping Centers	22	0	0	0	22
Total Argentina	356	0	1	0	355
Brazil
Supermarkets	211	0	0	0	211
Total Brazil	211	0	0	0	211
Peru
Supermarkets	91	0	0	0	91
Department Stores	10	0	0	0	10
Shopping Centers	4	0	0	0	4
Total Peru	105	0	0	0	105
Colombia
Supermarkets	103	0	1	0	102
Home Improvement Stores	10	0	0	0	10
Shopping Centers	2	0	0	0	2
Total Colombia	115	0	1	0	114
Total	1,171	2	2	0	1,171

Impact of exchange rate fluctuations

The Chilean Peso, as well as the currencies of the countries in which we operate, has been subject to large volatility in the past and could be subject to significant fluctuations in the future. During 2016 and 2015, the value of the Chilean Peso relative to the U.S. dollar appreciated approximately 5.7% and depreciated approximately 17.0%, respectively; the Argentine Peso depreciated approximately 22.1% and 51.7% against the U.S. dollar, respectively; the Brazilian Real appreciated approximately 18.3% and depreciated approximately 49.8% against the U.S. dollar, respectively; the Peruvian Sol appreciated approximately 1.7% and depreciated approximately 14.1% against the U.S. dollar, respectively, and the Colombian Peso appreciated approximately 5.7% and depreciated approximately 33.0% against the U.S. dollar, respectively. The “Dolar Observado” rate published by the Chilean Central Bank for the Chilean Peso on June 28, 2017 was Ch$662.09 per U.S.$1.00. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” and “Item 10. Additional Information—D. Exchange Controls” in our 2016 Form 20-F.

Our sales in each of our countries of operations are priced in local currencies. To the extent that the Chilean Peso depreciates against the U.S. dollar or the currencies of any of our countries of operation, our revenues may be adversely affected when expressed in Chilean Pesos. The effect of exchange rate fluctuations is partially offset by the fact that certain of our operating expenses are denominated in Chilean Pesos (such as our corporate overhead) and a significant part of our indebtedness is denominated in Chilean Pesos. As of March 31, 2017, 15.3% of our interest-bearing debt was denominated in U.S. dollars, after taking into account cross-currency swaps, and the remainder of our interest-bearing debt was primarily UF- or Chilean Peso-denominated as compared to 19.4% in the corresponding period in 2016.

Seasonality

Historically, we have experienced distinct seasonal sales patterns at our supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, we promote the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season and school supplies during the back-to-school period. Conversely, we usually experience a decrease in sales during the summer vacation months of January and February. Our sales for the first and fourth quarters of 2016 represented 24.0% and 27.5%, respectively, of our total sales for such year.

We do not experience significant seasonality in the home improvement sector. Home improvement store sales for the first and fourth quarters of 2016 represented 25.1% and 27.8%, respectively, of our total home improvement sales.

Our department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter, which represented 32.0% of total annual sales for the year 2016, while the first quarter represented 21.9% of total annual sales.

Our shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for our shopping centers. For example, during the fourth quarter of 2016 our Chile shopping center revenues represented 29.1% of total Chile shopping center revenues for the year. We generally charge our shopping center tenants double their usual monthly rent for the month of December which is payable in February of the following year when they will have realized collections in respect of most holiday season sales.

Cost of Sales

Cost of sales reflects the costs of goods sold. Gross profit, defined as revenues from ordinary activities less cost of sales, is lower in our supermarkets segment due to higher turnover of our supermarket inventory, which includes primarily basic and staple goods. In our other segments, namely department stores and home improvement stores, we do not experience high inventory turnover and therefore have higher gross profits.

Critical Accounting Policies and Estimates

A summary of our significant accounting policies is included in Note 2 to our audited consolidated financial statements, included in our 2016 Form 20-F. We believe that the consistent application of these policies enables us to provide readers of our audited consolidated financial statements with more useful and reliable information about our operating results and financial condition.

The following policies are the accounting policies that we believe to be the most important in the portrayal of our financial condition and results of operations and require management’s most difficult, subjective or complex judgments.

Estimate of impairment of assets with indefinite useful lives

We assess annually, or when there is a triggering event, whether goodwill has experienced any impairment, according to the accounting policy described in Note 2.11 of the audited consolidated financial statements included in our 2016 Form 20-F. The recoverable balances of the cash generating units have been determined from the base of their value in use. The methodology of discounting cash flows at a real pre-tax discount rate calculated for each country is applied. The projection of cash flows is carried out by each country and by business segment. Using the functional currency of each country and the projection considered a horizon of five years perpetuity, unless they justify a different horizon. The projections are the historical information of the last year and the main macroeconomic variables that affect the markets. In addition, projections consider a moderate organic growth and recurring investments needed to keep generating capacity of flow of each segment.

The assets measured correspond mainly to trademarks and goodwill arising from past business combinations. The measurements are performed for each operating segment representing the cash generating unit determined to carry out the annual impairment test. The projected cash flows in each segment are allocated initially to identifiable tangible and intangible assets and the exceeding portion is allocated to goodwill. The valuation review of the trademarks incorporates among other factors the market analysis, financial projections and the determination of the role that brand has in the generation of sales. For more information please refer to Note 4.1 of our audited consolidated financial statements, included in our 2016 Form 20-F.

After evaluating the development of the Supermarkets-Brazil segment during first half 2015, the Company has considered that there were qualitative triggering events indicating that the goodwill of the Supermarkets-Brazil CGU could be at risk of impairment. According to this, a new calculation of the recovery value of the CGU Supermarkets Brazil was made by taking into account the adjusted assumptions and updated business outlook. The value in use was obtained by discounting the future cash flows at their present value, using an updated weighted average cost of capital (“WACC”) rate.

The financial model showed that the recoverable amount of the supermarkets in Brazil was lower than the carrying value of its long-term assets, for this reason, we recorded a goodwill impairment in the amount of Ch$116,771 million (Brazilian real $566 million). This impairment loss was recognized within the consolidated statement of comprehensive income by function, as of June 30, 2015.

During the years ended December 31, 2016 and December 31, 2015, except for the goodwill of the Supermarkets - Brazil CGU, there have been no losses for impairment of assets with indefinite useful life.

Impairment of accounts receivable

We assesses the impairment of accounts receivable when there is objective evidence that we will not be able collect all the amounts according to the original terms of the account receivable. For further information on our accounts receivable, please see Note 8 to our audited consolidated financial statements, included in our 2016 Form 20-F.

Investment property

(a)
Fair value measurement for lands

The fair value for land was determined by external and independent property appraisers, having an appropriate recognized professional qualification and recent experience in the location and category of the property being valued.

The methodology used in determining the fair value of lands was the market approach, which consists of determining the fair value based on recent transactions occurred in the market.

(b)
Fair value measurements for investment properties other than land.

The Company’s finance department is responsible for determining fair value measurements included in the financial statements.

The Company’s finance department includes a valuations team that prepares a valuation for each investment property every quarter. The valuation team reports directly to the Chief Financial Officer (“CFO”) and the Audit Committee (“AC”). Discussions of valuation processes, key inputs and results are held between the CFO, AC and the valuation team at least once every quarter, in line with the Company’s quarterly reporting dates.

The fair value measurement for this type of investment has been categorized as a Level 3 of the fair value hierarchy based on the inputs used in the valuation technique. Investment properties are valued on a highest and best use basis. Changes in Level 3 fair values are analyzed at each reporting date during the quarterly valuation discussions between the CFO, AC and the valuation team. As part of this discussion, the team presents a report that explains the reasons for the fair value movements.

For all of the Company’s investment properties, the current use is considered to be the highest and best use.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. There were no transfers in or out of Level 3 fair value measurements for investment properties during the period, nor transfers between Level 1 and Level 2 of the fair value hierarchy.

For investment property, the methodology of the discounted future cash flows uses a country-specific WACC post-tax rate, measured in real terms in local currency and differentiated by country. The rates used at March 31, 2017 were 6.11% in Chile, 12.17% in Argentina, 6.66% in Peru and 6.98% in Colombia and at March 31, 2016 were 6.52% in Chile, 21.59% in Argentina, 7.32% in Peru and 7.55% in Colombia. To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country. As a result of the project of tax reform in Chile enacted in the second half of the year 2014, the Company conducted an assessment of changes in the legislation and included such in determining the fair value of the investment properties from June 30, 2014. For more information related to cash flows and main variables used please refer to Note 4.3 of our audited consolidated financial statements, included in our 2016 Form 20-F.

Fair value of derivatives

The fair value of financial instruments that are not traded in an active market as is the case for the over-the-counter derivatives is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The company has used discounted cash flows analysis for various foreign exchange contracts and interest rate contracts that are not traded in active markets. For more information please refer to Note 4.4 of our audited consolidated financial statements, included in our 2016 Form 20-F.

Operating Segments

For purposes of our audited consolidated financial statements, included in our 2016 Form 20-F and our Unaudited Condensed Consolidated Interim Financial Statements, IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating officer in deciding how to allocate resources and in assessing performance.

For management purposes, we are organized into five operating segments and an other segment:

●
supermarkets, which includes the results of our Jumbo, Santa Isabel, Disco, Vea, Wong, Metro, GBarbosa, Perini, Bretas and Prezunic supermarkets and hypermarkets in Chile, Argentina, Brazil, Colombia and Peru, our Eletro-show stores, GBarbosa pharmacies in Brazil and Peru and gas stations in Brazil and Colombia;

●
shopping centers, which includes the results of our shopping centers in Chile, Argentina, Colombia and Peru;

●
home improvement stores, which includes the results of our Easy and Blaisten home improvement stores in Chile, Argentina and Colombia;

●
department stores, which includes the results of our Paris and Johnson department stores in Chile and Paris in Peru; and

●
financial services, which primarily includes the results of our credit card businesses and consumer loans business, as well as our limited insurance brokerage operations in Argentina and Peru and, through joint ventures, in Chile with Scotiabank, in Brazil with Banco Bradesco and in Colombia with Colpatria.

●
Our other segment includes the results of our entertainment centers, loyalty programs and our corporate back-office operations.

We base operations and resource allocation decisions on these six segments. The operating segments are disclosed in a coherent way consistent with the presentation of internal reports we use in our internal controls and disclosure processes. These operating segments derive their revenues primarily from the sale of products and rendering of services to retail consumers.

General

The following is a brief description of the revenues and expenses that are included in the line items of our consolidated financial statements.

Revenues from ordinary activities. Our revenues from ordinary activities include (i) sales of products by our retail operations; (ii) rental revenues from our shopping center tenants; and (iii) revenues from our credit card operations, which consists of income from interest and other items charged to cardholders, in each case net of value added taxes paid by the consumer. Our revenues from ordinary activities do not include suppliers’ discounts or rebates, which, since January 1, 2001, we have accounted for as reductions of our cost of sales. Calculations of revenues from ordinary activities for our shopping centers presented in this report exclude intercompany lease payments by our retail stores to our shopping centers. The term “sales” as used herein, compared to “revenues from ordinary activities,” is limited to product sales (net of value added tax) from our supermarket, home improvement and department stores operations.

Cost of sales. Our cost of sales includes (i) the cost of products sold, inventory shrinkage (e.g., the loss of products between point of purchase from supplier and point of sale), supplier discounts and rebates in our retail divisions; (ii) depreciation of property in our shopping center operations; and (iii) provisions for bad debt relating to our financial retail operations, collection and processing cost in our financial services operations.

Administrative expenses, distribution costs and other expenses. Administrative expenses, distribution costs and other expenses are composed of salaries, property rentals to third parties, bags for our customers, utilities, services, depreciation and amortization (in our supermarket, home improvement and department store operations), advertising, promotions and other expenses.

Three-Month Period Ended March 31, 2017 Compared to Three-Month Period Ended March 31, 2016

The following table presents, for the periods indicated, certain items of our statement of income:

	Three-month period ended March 31,
	2017	2016	% Change
	(in millions of Ch$)
Revenues from ordinary activities:
Supermarkets	1,814,359	1,813,974	0.02%
Home improvement stores	331,757	324,369	2.3%
Department stores	262,800	247,215	6.3%
Shopping centers	59,483	54,004	10.1%
Financial services	53,159	39,733	33.8%
Other	2,005	2,589	(22.6)%
Total revenues from ordinary activities	2,523,563	2,481,884	1.7%

Cost of sales:
Supermarkets	(1,346,627)	(1,350,118)	(0.3)%
Home improvement stores	(224,463)	(215,805)	4.0%
Department stores	(186,774)	(179,513)	4.0%
Shopping centers	(6,791)	(5,556)	22.2%
Financial services	(20,845)	(13,256)	57.2%
Other	(422)	(1,059)	(60.2)%
Total cost of sales	(1,785,921)	(1,765,307)	1.2%

Gross profit:
Supermarkets	467,732	463,856	0.8%
Home improvement stores	107,295	108,564	(1.2)%
Department stores	76,025	67,703	12.3%
Shopping centers	52,693	48,448	8.8%
Financial services	32,314	26,478	22.0%
Other	1,584	1,530	3.5%
Total gross profit	737,642	716,577	2.9%

Administrative expenses, distribution costs and other expenses	(631,209)	(584,489)	8.0%
Other income by function	29,472	40,774	(27.7)%
Participation in profit or loss of equity method associates	4,509	2,860	57.7%
Financial income	4,044	3,841	5.3%
Financial expenses	(66,618)	(69,323)	3.9%
Other gain (losses), net	(2,678)	(3,463)	22.7%
Exchange differences	31,616	38,526	(17.9)%
Losses from indexation	(2,786)	(3,468)	19.7%
Profit before taxes	103,992	141,834	(26.7)%
Income tax expense	(35,915)	(32,805)	9.5%
Profit	68,077	109,029	(37.6)%
Profit attributable to non-controlling shareholders	(910)	1,347	(167.6)%
Profit attributable to controlling shareholders	67,167	107,682	(37.6)%

Revenues from ordinary activities

Our consolidated revenues from ordinary activities increased Ch$41,679 million, or 1.7%, to Ch$2,523,563 million for the three-month period ended March 31, 2017, from Ch$2,481,884 million for the same period in 2016 due to the revenue growth in department stores and shopping centers in Chile and financial services in Argentina and Peru, offset by calendar effects (two less days of sales year-over-year and Easter holiday, which was in April in 2017 and March in 2016) and the devaluation of the ARS against CLP (14.6%).

Supermarkets

Our consolidated revenue from ordinary activities from our supermarkets increased Ch$385 million, or 0.02%, to Ch$1,814,359 million for the three-month period ended March 31, 2017, from Ch$1,813,974 million for the same period in 2016, primarily due to (i) a revenue increase of Ch$25,734 million, or 6.8%, in our Brazilian operations, resulting from the 16.0% BRL appreciation against the CLP, partially offset by the net closing of five stores and decrease in same-store sales (“SSS”) of 9.9% in part due to the financial crisis in the states of Rio de Janeiro, Minas Gerais and Ceará; (ii) an increase of Ch$3,980 million or 0.6% from our Chilean operations due to the opening of Jumbo Valdivia, which was partially offset by a 0.1% SSS contraction as a result of two fewer business days in such period and the timing of the Easter holiday as compared to the previous year. These revenue increases were offset partially by (i) our Argentine supermarket operations experiencing a revenue decrease of Ch$13,475 million, or 3.3%, resulting from the 14.6% devaluation of the ARS against the CLP and the closure of two stores compared to the prior year, partially offset by an increase in SSS of 14.9%, primarily due to the relaxation of exchange rate controls and subsequent devaluation in currency; (ii) our Peruvian supermarket stores experiencing a revenue decrease of Ch$10,824 million, or 5.1%, as operations were affected by the climatic phenomena of severe floods during February and March 2017, coupled with the calendar effect; and (iii) our Colombian supermarket operations posting a revenue decrease of 2.7%, or Ch$5,031 million on the back of a decrease of 6.2% in SSS, reflecting the impact on consumption from the increase in VAT and income taxes along with higher unemployment rates, when compared to the same period in 2016.

Home improvement stores

Our consolidated revenue from ordinary activities from our home improvement stores increased Ch$7,388 million, or 2.3%, to Ch$331,757 million for the three-month period ended March 31, 2017, from Ch$324,369 million for the same period in 2016, primarily due to (i) an increase of Ch$7,017 million, or 4.0%, in our Argentine operations as a result of a positive SSS growth of 21.2%, primarily due to the relaxation of exchange rate controls and subsequent devaluation in currency as well as growth in the construction industry driven by higher public investments reflecting infrastructure project tenders, and the net opening of one store, partially offset by the 14.6% ARS devaluation against CLP; (ii) an increase in revenues from our Chilean operations of Ch$216 million, or 0.2%, due to the performance of seasonal products and outdoor categories and sustained growth of online sales, offset by weak construction sector performance and (iii) an increase in revenues in our Colombian home improvement operations of Ch$156 million, or 1.0%, resulting from the appreciation of the Colombian peso against the Chilean peso, while local currency sales fell 1.9% as a result of the contraction in consumption affected by the implementation of the tax reform (increase in VAT and personal income taxes) along with higher unemployment.

Department stores

Our consolidated revenue from ordinary activities from our department stores increased Ch$15,585 million, or 6.3%, to Ch$262,800 million for the three-month period ended March 31, 2017, from Ch$247,215 million for the same period in 2016, primarily due to (i) an increase of Ch$13,871 million, or 5.9%, in our Chilean department store operations resulting from the net opening of one store coupled with a 4.9% SSS growth, primarily due to improved performance in the perfume, sports and school categories and (ii) an increase of Ch$1,713 million, or 12.5% in our Peruvian operations, resulting from the opening of one store, partially offset by a negative SSS of 3.8% as consumption was negatively impacted by severe floods during February and March, including the closure of one store for ten days in the north of Peru.

Shopping centers

Our consolidated revenue from ordinary activities from our shopping centers increased Ch$5,479 million, or 10.1%, to Ch$59,483 million for the three-month period ended March 31, 2017, from Ch$54,004 million for the same period in 2016, primarily due to (i) an increase in revenues from our Chilean operations of Ch$4,401 million, or 13.8%, driven by the performance of the Costanera Center shopping mall, which is in the process of renewing its contracts with lessees for the first time since it opened in June 2012, along with increased sales by tenants, the opening of Portal Valdivia and the leasing of office space in the Costanera Tower; (ii) an increase in revenues from our Peruvian operations of Ch$529 million, or 12.0%, primarily due to higher income associated with leasing of pharmacies sold the previous year; (iii) an increase in revenues from our Argentine operations of Ch$382 million, or 2.4%, explained by higher collections of minimum leases, partially offset by lower tenant sales, which were primarily due to decreased real wages, in part due to higher than expected inflation, and the devaluation of the Argentine peso against the Chilean peso; and (iv) an increase in revenues from our Colombian operations of Ch$168 million, or 8.1%, driven by higher collection of minimum rents and in to a lesser extent, due to higher variable rent revenue reflecting the incorporation of revenues from kiosks, a source of revenue from small stores in our shopping centers.

Financial services

Our consolidated revenue from ordinary activities from our financial services increased Ch$13,426 million, or 33.8%, to Ch$53,159 million for the three-month period ended March 31, 2017, from Ch$39,733 million for the same period in 2016, primarily due to (i) an increase in revenues from our Argentine operations of Ch$12,901 million, or 56.1%, as a result of a 67.7% increase in our loan portfolio; (ii) an increase in revenues of Ch$1,159 million, or 8.3%, from our Peruvian operations as a result of a 2.6% growth in our loan portfolio and (iii) an increased contribution of Ch$58 million in our contribution from the financial services agreement with Colpatria in Colombia reflecting a 11.5% increase in loan portfolio. These increases were partially offset by (i) a decrease of Ch$375 million from our Chilean operations reflecting Banco Paris’ remaining investments in mutual funds as it ceased operations on December 31, 2016 and (ii) a decrease in the contribution from our financial services agreement with Bradesco in Brazil of Ch$316 million, or 27.5%, primarily due to higher country risk, increased unemployment and the weak macroeconomic situation in Brazil.

Other

Our consolidated revenue from ordinary activities from our other segment decreased Ch$584 million, or 22.6%, to Ch$2,005 million for the three-month period ended March 31, 2017, from Ch$2,589 million for the same period in 2016, primarily due to our divestiture of Teleticket and our pharmacy business in Peru.

Cost of sales

Our consolidated cost of sales increased Ch$20,614 million, or 1.2%, to Ch$1,785,921 million for the three-month period ended March 31, 2017 from Ch$1,765,307 million for the same period in 2016 in Chilean Peso terms, reflecting primarily higher cost of sales from all of our business divisions, partially offset by decreased cost of sales in supermarkets.

Supermarkets

Our consolidated cost of sales in our supermarkets decreased Ch$3,491 million, or 0.3%, to Ch$1,346,627 million for the three-month period ended March 31, 2017 from Ch$1,350,118 million for the same period in 2016, due to (i) a decrease in cost of sales of Ch$14,064 million, or 5.1% in Argentina, as a result of the ARS devaluation against the CLP and higher support from suppliers for promotional activity; (ii) a Ch$9,759 million, or 6.0%, decrease in cost of sales in Peru due primarily to lower sales and a 2% the Peruvian Sol (“PEN”) devaluation against the CLP and (iii) a decrease in cost of sales in Colombia of Ch$5,679 million or 3.8% mainly due to lower sales and increased supplier rebates. These decreases were partially offset by an increase of Ch$31,420 million, or 10.8%, in costs of sales in Brazil due mainly to a 16% appreciation of the BRL against the CLP, higher sales and increased promotional activity.

Home improvement stores

Our consolidated cost of sales in home improvement stores increased Ch$8,658 million, or 4.0%, to Ch$224,463 million for the three-month period ended March 31, 2017 from Ch$215,805 million for the same period in 2016, mainly due to (i) an increase in costs in Argentina of Ch$7,892 million, or 7.5%, due to the depreciation of the AR$ against the CLP and higher sales; (ii) an increase in Chile of Ch$416 million, or 0.4%, reflecting higher logistics costs in the form of higher rental lease costs and damage repair costs incurred due to a fire at our online distribution center as well as increased costs due to higher sales; and (iii) an increase in cost of sales in Colombia of Ch$349 million, or 3.0%, primarily as a result of higher sales and the effect of the COP revaluation that increased the cost of imported products.

Department stores

Our consolidated cost of sales in our department stores increased Ch$7,261 million, or 4.0%, to Ch$186,774 million for the three-month period ended March 31, 2017 from Ch$179,513 million for the same period in 2016, due to (i) an increase of Ch$5,369 million, or 3.2%, in cost of sales in Chile as a result of a 5.9% increase in revenues and (ii) an increase in cost of sales in Peru of Ch$1,893 million, or 17.2%, as a result of a 12.5% increase in sales and increased promotional activity.

Shopping centers

Our consolidated cost of sales, primarily depreciation and expenses, from our shopping centers increased Ch$1,235 million, or 22.2%, to Ch$6,791 million for the three-month period ended March 31, 2017 from Ch$5,556 million for the same period in 2016, due to (i) an increase of Ch$1,113 million, or 103.3%, in cost of sales in Chile as a result of a 13.8% increase in sales and the opening of a new shopping center in the south of Chile and (ii) an increase of Ch$166 million, or 4.5%, in cost of sales in Argentina as a result of a 2.4% increase in sales and higher uncollectable accounts. These effects were partially offset by a decrease in cost of sales in Peru of Ch$43 million, or 6.2%, due in part to a one-time provision of payment of leases for rented properties accounted last year relating to a dispute over increase in rent payable to Cencosud.

Financial services

Our consolidated cost of sales, primarily provisions for bad debts relating to consumer receivables and collection and processing costs, from our financial services division increased Ch$7,589 million, or 57.2%, to Ch$20,845 million for the three-month period ended March 31, 2017 from Ch$13,256 million for the same period in 2016, mainly due to (i) an increase of Ch$6,634 million, or 93.0% in Argentina as a result of loan portfolio growth; and (ii) increased cost of sales in Peru by Ch$935 million, also related to loan portfolio growth.

Other

Our consolidated cost of sales in our other segment decreased Ch$637 million, or 60.2%, to Ch$422 million for the three-month period ended March 31, 2017 from Ch$1,059 million for the same period in 2016, due to lower costs from the Peruvian operation of Teleticket and the divestiture of our pharmacy business in Peru.

Gross profit

Our consolidated gross profit increased Ch$21,065 million, or 2.9%, to Ch$737,642 million for the three-month period ended March 31, 2017 from Ch$716,577 million for the same period in 2016, primarily due to increased gross profit from our department store, financial services, shopping center and supermarket segments, partially offset by lower gross profit from our home improvement segment.

Our consolidated gross profit as a percentage of revenues from ordinary activities increased 36 bps to 29.2% for the three-month period ended March 31, 2017 from 28.9% for the same period in 2016. The improvement in gross margin reflects greater profitability in our department stores and supermarkets in every country except Brazil, partially offset by lower gross margin in our home improvement and supermarkets segments in Brazil.

Supermarkets

Our consolidated gross profit in our supermarkets increased Ch$3,876 million, or 0.8%, to Ch$467,732 million for the three-month period ended March 31, 2017 from Ch$463,856 million for the same period in 2016, as a result of (i) an increase in gross profit of Ch$9,388 million, or 5.9%, in Chile; (ii) an increase in gross profit of Ch$648 million, or 1.7%, in Colombia; and (iii) an increase in gross profit of Ch$590 million, or 0.4%, in Argentina, all of the above primarily as a result of greater contribution from suppliers for promotional activity. These increases were partially offset by (i) a decrease in gross profit of Ch$5,686 million, or 6.5%, in Brazil due to higher promotional activity as a result of the weak macroeconomic environment and higher unemployment and (ii) a decrease in gross profit of Ch$1,064 million, or 2.2%, in Peru due to higher logistical expenses related to severe flooding suffered in the months of February and March and the 2.0% devaluation of PEN against CLP and a decrease in revenues of 5.1%, primarily due to the severe floods.

Home improvement stores

Our consolidated gross profit in our home improvement stores decreased Ch$1,269 million, or 1.2%, to Ch$107,295 million for the three-month period ended March 31, 2017 from Ch$108,564 million for the same period in 2016. The decrease in gross profit reflects (i) a decrease in gross profit in Argentina of Ch$875 million from Ch$68,567 million in 2016 to Ch$67,692 million in 2017, primarily as a result of greater promotional activity to counteract weak consumption; (ii) a decrease in gross profit in Chile of Ch$200 million, from Ch$36,186 million in 2016, to Ch$35,985 million in 2017, primarily due to increased rent expenses following a fire at our online sales distribution center; and (iii) a decrease in gross profit in Colombia of Ch$194 million due to increased promotional activity reflecting lower consumption due to increases in VAT and personal income taxes, along with higher unemployment.

Department stores

Our consolidated gross profit in our department stores increased Ch$8,322 million, or 12.3%, to Ch$76,025 million for the three-month period ended March 31, 2017 from Ch$67,703 million for the same period in 2016, reflecting higher gross profit from Chile, partially offset by lower gross profit in Peru. In Chile, we posted an increase in gross profit of Ch$8,502 million, or 13.1%, during the three-month period ended March 31, 2017 compared to the same period in 2016, driven by improved contribution and performance from private labels and exclusive brands. In Peru, gross profit decreased Ch$179 million, or 6.7%, as a result of higher logistical expenses related to severe flooding experienced in February and March 2017, the closing of one of our stores for a 10-day period, lower sales and higher promotional activity relating to discounts offered.

Shopping centers

Our consolidated gross profit in our shopping centers increased Ch$4,245 million, or 8.8%, to Ch$52,693 million for the three-month period ended March 31, 2017 from Ch$48,448 million for the same period in 2016, as a result of (i) an increase in gross profit in Chile of Ch$3,288 million, or 10.7%, mainly due to the renewal of contracts at Costanera Center and the incorporation of profits from the leasing of office space at Costanera Tower; (ii) an increase in gross profit in Peru of Ch$572 million, or 15.4%, and a gross margin expansion of 256 bps in the three-month period ended March 31, 2017 as compared to the three-month period ended March 31, 2016 as a result of increased sales; (iii) an increase in gross profit in Argentina of Ch$216 million, or 1.8%, reflecting the higher collection of minimum leases; and (iv) an increase in gross profit in Colombia of Ch$169 million, or 8.4%, reflecting increases in variable rent revenue from kiosks and in collection of minimum rents.

Financial services

Our consolidated gross profit in our financial services segment increased Ch$5,836 million, or 22.0%, to Ch$32,314 million for the three-month period ended March 31, 2017 from Ch$26,478 million for the same period in 2016, as a result of (i) increased gross profit of Ch$6,266 million and Ch$223 million in Argentina and Peru, respectively, reflecting our increased loan portfolio; and (ii) higher gross profit of Ch$58 million in Colombia reflecting lower risk and higher cost dilution, partially offset by (a) lower gross profit of Ch$395 million in Chile reflecting decreased Banco Paris activity as it ceased operations in December 2016 and (b) lower gross profit of Ch$316 million, or 27.5%, in Brazil due to lower contributions from the joint venture agreement with Banco Bradesco and higher write-offs year-over-year, primarily due to increased unemployment, greater country risk and the weak macroeconomic situation in Brazil.

Other

Our consolidated gross profit in our other segment increased Ch$54 million, or 3.5%, to Ch$1,584 million for the three-month period ended March 31, 2017 from Ch$1,530 million for the same period in 2016, as a result of higher gross margin in Peru, reflecting the lease agreement of the assets of Teleticket, and lower costs in Argentina, due to the devaluation of the ARS against the CLP.

Administrative expenses, distribution costs and other expenses

Our consolidated administrative expenses, distribution costs and other expenses increased Ch$46,720 million, or 8.0%, to Ch$631,209 million for the three-month period ended March 31, 2017 from Ch$584,489 million for the same period in 2016. This increase reflects higher personnel expenses in the region, and increased wages and utility services tariffs in Argentina.

Other income by function

Our consolidated other income by function decreased by Ch$11,302 million, or 27.7%, to Ch$29,472 million for the three-month period ended March 31, 2017 from Ch$40,774 million for the same period in 2016, as a result of a lower revaluation of assets (Ch$29,472 million), mainly explained by a lower risk rate in Argentina the previous year, which implied a 91 bps reduction of its discount rate in 2016, compared to a reduction of only 10 bps in 2017.

Results from financial and other activities

The following table presents, for the periods indicated, a breakdown of our consolidated results from financial, tax and other activities, as well as the percentage variation from period to period:

	As of March 31,
	2017	2016	% Change
	(in millions of Ch$)
Financial income	4,044	3,841	5.3%
Financial expenses	(66,618)	(69,323)	3.9%
Exchange differences	31,616	38,526	17.9%
Losses from indexation	(2,786)	(3,468)	19.7%
Total losses from financial and other activities	(33,744)	(30,424)	(10.9)%

Our consolidated losses from financial and other activities decreased for the three-month period ended March 31, 2017 compared to the same period in 2016, in light of the following factors:

●
The decrease in our exchange differences result is explained by lower appreciation of CLP against the USD on the unhedged portion of U.S.-dollar denominated debt (which increased 0.8% in the first quarter of 2017 compared to an increase of 5.7% in the first quarter of 2016), in addition to the positive effect on exchange difference due to the liquidation of a loan in Argentina. As of March 31, 2017, 15.3% of total debt was denominated in U.S. dollars after taking into account our cross currency swaps versus 19.4% as of March 31, 2016.

●
The decrease in losses from indexation of Ch$683 million, or 19.7%, primarily reflects lower variation of the UF compared to the same period of the previous year (0.5% in the first quarter of 2017 compared to 0.7% in the first quarter of 2016), partially offset by higher exposure of UF-denominated debt (18.8% in the first quarter of 2017 compared to 15.6% in the first quarter of 2016).

●
The decrease in net financial costs of 4.4% reflects a reduced financial cost following the refinancing of liabilities with the local bond issue in November 2016, as well as an increase in financial income from the higher cash surplus invested in financial instruments.

Income tax expense

For the three-month period ended March 31, 2017, we had an income tax expense of Ch$35,915 million compared to an income tax expense of Ch$32,805 million for the same period in 2016, an increase of 9.5% mainly due to lower taxable income generated in the three-month period ended March 31, 2017, resulting in a lower expense in the amount of Ch$12,869 million, in addition to the effect of unrecognized tax loss benefits in Brazil that amounted to Ch$11,559 million in the three-month period ended March 31, 2017.

Profit (loss) attributable to controlling shareholders

As a result of the above factors, our net earnings decreased Ch$40,515 million, or 37.6%, to Ch$67,167 million for the three-month period ended March 31, 2017 from Ch$107,682 million for the same period in 2016. Our net earnings, as a percentage of revenues from ordinary activities, was 2.7% for the three-month period ended March 31, 2017, as compared to 4.3% for the same period in 2016.

B. LIQUIDITY AND CAPITAL RESOURCES

General

Our principal sources of liquidity have historically been:

●
cash generated by operations;

●
short-term credit extended by suppliers;

●
cash from borrowings and financing arrangements; and

●
financing provided to us by sellers of businesses we have acquired.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

●
acquisition of, or investments in, companies engaged in the retail business; and

●
capital expenditures for property, plant and equipment.

As of March 31, 2017 we had a positive working capital (defined as total current assets minus total current liabilities) of Ch$131,415 million.

We believe that our cash from operations, current financing initiatives and cash and cash equivalents are sufficient to satisfy our capital expenditures and debt service obligations in 2017. We anticipate financing any future capital expenditures for property, plant and equipment with cash from operations and additional indebtedness.

The following table represents the scheduled principal amortizations and maturities through 2045 of our indebtedness in the form of credit facilities, notes payable and structured debt, each presented net of mark-to-market for derivative cross currency swaps. The following table does not include accrued interest payable and excludes presentation of scheduled amortizations and maturities from our indebtedness in the form of overdraft lines of credit and short-term foreign trade debt.

Leverage

Our objective regarding capital management is to safeguard our capacity to continue ensuring appropriate returns for our shareholders and benefits for other stakeholders and maintaining an effective capital structure while reducing capital costs.

In line with the industry, we monitor our capital using a leverage ratio calculation. We define net financial debt as total financial liabilities (a) less (i) total cash and cash equivalents, (ii) total other financial assets, current and non-current, and (iii) other financial liabilities, current and non-current, from Banco Paris and Banco Peru, (b) plus (i) cash and cash equivalents from Banco Paris and Banco Peru and (ii) total other financial assets, current and non-current, from Banco Paris and Banco Peru. Total financial liabilities is defined as Other financial liabilities, current, plus Other financial liabilities, non-current. Our leverage ratio was 62.7% as of March 31, 2017 compared to 60.4% as of March 31, 2016.

In accordance with the above, we combine different financing sources, such as capital increases, operating cash flows, bank loans and bonds.

For a quantitative reconciliation of total financial liabilities to net financial debt, please see below:

	As of March 31,	As of December 31,
	2017	2016
Reconciliation of Total Financial Liabilities to Net Financial Debt	(in millions of Ch$)
Total Financial Liabilities	3,312,084	3,324,347
Less: Total cash and cash equivalents	(210,730)	(275,219)
Less: Total other financial assets, current and non-current	(395,865)	(507,349)
Less: Total other financial liabilities from Banco Paris and Banco Peru	(99,201)	(110,011)
Plus: Cash and cash equivalents from Banco Paris and Banco Peru	34,152	32,373
Plus: Total other fiancial assets from Banco Paris and Banco Peru, current and non-current	-	28,634
Net Financial Debt	2,640,439	2,492,776

Seasonality

Historically, we have experienced distinct seasonal patterns to our liquidity needs, which are highest in the first and second quarters of our fiscal year. Liquidity needs are higher in the first quarter primarily because payment becomes due for goods purchased in the previous quarter for the Christmas and New Year holidays. We also experience greater liquidity needs in the second quarter, as dividends and taxes are paid during this period.

During the periods when we have increased liquidity needs, we obtain funding primarily through short-term bank borrowings, overdraft lines of credit and by reducing our cash outflows, primarily by reducing or suspending advance payments to suppliers.

Indebtedness

As of March 31, 2017, our net financial debt was Ch$2,640,439 million, up from Ch$2,482,374 million as of December 31, 2016.

As of March 31, 2017, 75.6% of the Company’s financial debt was at fixed interest rates, primarily short-term debt and bonds and including cross currency swaps. The remaining financial debt was at variable interest rates. Of the variable-rate debt, 98.4%, including all the cross currency swaps, is indexed to local interest rates (either by its original terms or under derivative arrangements). Our hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

In the countries where we operate, the majority of costs and revenues are denominated in local currencies. The majority of our debt is denominated in Chilean Pesos after cross currency swaps. As of March 31, 2017, roughly 67.0% of our consolidated financial debt was denominated in U.S. dollars as compared to 72.0% in the corresponding period in 2016. The Company’s policy is to cover the risk caused by exchange rate variations on the position of our net liabilities in foreign currency using market instruments. Considering the effect of exchange rate hedging, including cross currency swaps as of March 31, 2017, the Company’s exposure to the U.S. dollar was 15.3% of its total debt.

Credit facilities (bank loans and bonds)

At March 31, 2017, our principal bank loans and bonds (including interest) consisted of the following:

	Currency	Amount Outstanding (in U.S.$)	Maturity Date	Amount Outstanding (in Ch$ Th)
Banks:
Chile
BCI	CLP	1,468,778	N/A *	975,225
SCOTIABANK	USD	33,746,691	10-23-2017	22,406,790
RABOBANK	USD	30,576,156	10-04-2018	20,301,650
MIZUHO BANK	USD	33,346,425	03-27-2019	22,141,026
SANTANDER CHILE	CLP	75,764,491	03-29-2019	50,305,349
SUMITOMO	USD	50,646,945	04-01-2019	33,628,052
BANCO ESTADO	CLP	60,238,021	06-28-2019	39,996,239
RABOBANK	USD	50,021,002	03-262020	33,212,445
BBVA CHILE	CLP	53,093,632	02-02-2021	35,252,579

Total Chile		388,902,141		258,219,355

Peru		-
Total Peru		-		-

Brazil
HSBC BRASIL	BRL	14,857,210	N/A *	9,864,742
SAFRA	BRL	9,110,413	N/A *	6,049,041
BANCO ITAU	USD	16,349,146	05-02-2017	10,855,342
HSBC BRASIL	USD	13,190,116	04-04-2017	8,757,841
BANK OF AMERICA	USD	60,046,783	12-21-2017	39,869,263
BANCO NORDESTE	BRL	910,529	12-16-2018	604,564
SANTANDER BR	BRL	206,653	12-16-2019	137,211
SANTANDER BR	BRL	61,600	12-16-2019	40,901
Total Brazil		114,732,450		76,178,905

Argentina
BANCO GALICIA	ARS	33,671,784	N/A *	22,357,054
BBVA	ARS	32,977,362	N/A *	21,895,979
BANCO CIUDAD AR	ARS	15,612,863	N/A *	10,366,473
MACRO	ARS	29,271,215	N/A *	19,435,209
ICBC ARGENTINA	ARS	6,287,021	N/A *	4,174,393
HSBC ARGENTINA	ARS	32,528,586	N/A *	21,598,005
Total Argentina		150,348,831		99,827,113

Colombia		-		-
Total Colombia		-		-

Bonds:
Incabond 2	PEN	40,397,737	08-12-2017	26,822,885
Incabond 1	PEN	88,626,993	05-05-2018	58,845,665
Bcenc-E	CLF	81,310,418	05-07-2018	53,987,678
Reg S/144A 2021	USD	758,135,417	01-20-2021	503,379,173
Bcenc-P	CLP	80,231,407	11-07-2022	53,271,247
Reg S/144A 2023	USD	1,211,537,500	01-20-2023	804,424,554
Reg S/144A 2025	USD	654,556,319	02-12-2025	434,605,759
Jumbo B	CLF	71,890,827	09-01-2026	47,733,352
Bcenc-F	CLF	183,302,833	05-07-2028	121,707,582
Bcenc-J	CLF	123,413,974	10-15-2029	81,943,176
Bcenc-N	CLF	183,308,360	05-28-2030	121,711,252
Bcenc-O	CLP	83,673,430	06-01-2031	55,556,647
Bcenc-R	CLF	202,644,251	11-07-2041	134,549,703
Reg S/144A 2045	USD	353,156,076	02-12-2045	234,485,040
Total Bonds		4,116,185,542		2,733,023,714
_____________
* Non-committed over draft credit facilities with no set maturity.

In addition, at March 31, 2017, we had Ch$1,728,760 million of non-cancellable operating leases.

As of March 31, 2017, the Company has available unused lines of credit for approximately Ch$643,109 million (over Ch$612,235 million as of December 31, 2016). We deal with a wide diversity of banks around the world. We believe, if necessary, we can reopen our existing international bonds or issue one or more new series of bonds, as appropriate, or can obtain commercial paper in the Chilean market.

Our loan agreements and outstanding bonds contain a number of covenants requiring us to comply with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require us to maintain:

●
a ratio of consolidated Net Financial Debt to consolidated net worth not exceeding 1.2 to 1;

●
unencumbered assets in an amount equal to at least 120% of the outstanding principal amount of total liabilities; and

●
minimum consolidated assets of at least UF 50.5 million.

As of March 31, 2017 we are in compliance with all of our loan and debt instruments covenants.

Leases

We have significant operating lease obligations. At March 31, 2017, 53.4% of our total selling space of the retail business was located on leased properties. Our store leases typically have a term ranging from 10 to 32 years and provide for both monthly fixed and variable lease payments. Our shopping center leases typically have terms of more than 30 years and provide for fixed monthly rent payments.

Acquisitions and Divestitures

No significant acquisitions were completed during the three-month period ended March 31, 2017. During 2016, we divested 47 pharmacies that we operated within our supermarkets in Peru to Mifarma, sold our 33.3% stake in Mall Viña del Mar S.A. for UF 4,275,000 (approximately U.S.$160 million or Ch$110,575 million), renewed our joint venture agreement with Colpatria (a subsidiary of Scotiabank) to jointly develop the financial retail business in Colombia for a 15-year term involving a one-time payment from Colpatria to Cencosud and the distribution, in equal parts, of future business profitability, and sold Teleticket, a ticketing agency for shows in Peru.

Analysis of cash flows

The following table summarizes our generation and use of cash for the periods presented.

	Three-month period ended March 31,
	2017	2016
	(in millions of Ch$)
Net cash from Continuing Operations provided by (used in):
Net cash (used in) from operating activities	(33,408)	(53,915)
Net cash (used in) from investing activities	32,025	115,671
Net cash (used in) from financing activities	(67,958)	(57,962)

Cash flows for the three-month period ended March 31, 2017 compared to the same period in 2016

Taking into account our cash flows from operations, cash flows from financing activities and cash used in investing activities, we had a net cash outflow of Ch$69,340 million for the three-month period ended March 31, 2016, compared to a net cash inflow of Ch$3,794 million for the same period in 2016.

Operating activities. Net cash flows from operating activities increased Ch$20,507 period over period to reach a negative cash flow of Ch$33,408 million for the three-month period ended as of March 31, 2017 from a negative cash flow of Ch$53,915 million for the same period in 2016. This reflects the seasonality in our cash flow, as the first quarter includes payments to suppliers in connection with seasonally higher Christmas sales. The variation in the first quarter of 2017 compared to the first quarter of 2016 is explained by higher cash flow in the supermarket and home improvement segments, due to an increase in the collection of accounts receivable, lower investment in inventories (despite the calendar effect of closing the quarter on a Friday and the Easter week effect), partially offset by a decline in cash generation and higher tax payments in Colombia and Peru.

Investing activities. Net cash flows from investment activities decreased by Ch$83,646 million, reaching Ch$32,025 million for the three-month period ended as of March 31, 2017, from the Ch$115,671 million from investing activities in the same period of 2016. The variation is explained mainly by lower redemptions of investments in mutual funds and an increase in the use of cash generated by the Company. Likewise, during the period there was an increase in investments in plant and equipment properties compared to the previous year. In addition, in the first quarter of 2016, the Company recognized the sale of pharmacies in Peru.

Financing activities. Net cash flows used in financing activities decreased Ch$9,996 to a negative cashflow of Ch$67,958 million for the three-month period ended as of March 31, 2017 from Ch$57,962 million used for financing activities in the corresponding period in 2016. The variation is explained by higher interest payments and a collection associated with the exercise of stock options during the first quarter of 2016, partially offset by lower net loan amortizations.

Capital expenditures and permanent investments

The following table presents our capital expenditures for the periods indicated:

	As of March 31,
	2017	2016
	(in millions of Ch$)
Capital expenditures(1)	42,461	41,890
Permanent investments(2)	—	—
Total	42,461	41,890
_____________
(1)
Purchase or property, plant and equipment.
(2)
Primarily investments or divestitures in acquired companies.

In the year 2016, we expect to invest approximately U.S.$500 million. The organic growth plan for the next four years (2017-2020) contemplates investments of approximately U.S$2.5 billion and will be financed mainly by cash generated from operations.

Distribution by Type of Investment

Our projected capital expenditures may vary substantially from the numbers set forth above as a result of a variety of factors including competition and the cost, currencies and availability of the necessary funds.

We expect to finance our future capital expenditures with our operating cash flow and with bank loans.

C. OFF-BALANCE SHEET ARRANGEMENTS

For any of the periods presented, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or otherwise that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

D. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of March 31, 2017:

	Less than One Year	One to Three Years	Three to Five Years	Thereafter	Total
	(in millions of $)
Long-term debt obligations (1)	0	590,756	784,665	2,635,142	4,010,563
Short-term debt obligations (1)	474,601	0	0	0	474,601
Time deposits and other Bank Balances	54,497	44,714	0	0	99,210
Leases obligations and other financial liabilities	169,372	585,978	1,005,708	11,812	1,772,870
Commercial loans	1,790,351	4,154	0	0	1,794,505
Tax Liabilities	0	0	0	0	0
Other financial liabilities Option (2)	2,401	0	0	0	2,401
Total	2,491,222	1,225,602	1,790,373	2,646,954	8,154,150

_____________
(1)
Amount stated in U.S. dollar have been translated from Chilean peso at the exchange rate of Ch$663.97 to U.S.$1.00, which was the exchange rate reported by the Central Bank of Chile at March 31, 2017.
(2)
Short-term obligations include the short-term portion of the long-term debt and accrued interest expenses.

Cencosud S.A. and subsidiaries, condensed consolidated interim statements of financial position

		As of
Assets	Note	March 31, 2017	December 31, 2016
		ThCh$	ThCh$
		(unaudited)

Current assets
Cash and cash equivalents		210,730,480	275,219,003
Other financial assets, current	5	135,722,987	219,988,622
Other non-financial assets, current		40,047,676	23,628,279
Trade receivables and other receivables	6	810,966,618	867,139,677
Receivables due from related entities, current		19,752,035	28,988,176
Inventory	8	1,189,061,331	1,149,286,014
Current tax assets		92,771,518	74,135,647

Total current assets other than non-current assets held for sale		2,499,052,645	2,638,385,418

Assets classified as held for sale	21	64,335,677	57,123,872

Total current assets		2,563,388,322	2,695,509,290

Non-current assets
Other financial assets, non-current	5	260,141,584	287,360,674
Other non-financial assets, non-current		54,238,261	52,335,275
Trade receivable and other receivables, non-current	6	15,405,265	11,893,706
Equity method investment		203,199,847	200,727,534
Intangible assets other than goodwill	9	413,353,370	408,168,114
Goodwill	10	1,474,940,351	1,432,319,489
Property, plant and equipment	11	2,597,225,118	2,578,793,573
Investment property	12	2,118,997,973	2,081,694,027
Non-current tax assets,		87,840,827	83,376,450
Deferred income tax assets		650,353,766	616,579,356

Total non-current assets		7,875,696,362	7,753,248,198

Total assets		10,439,084,684	10,448,757,488

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries, condensed consolidated interim statements of financial position

		As of
Net equity and liabilities	Note	March 31, 2017	December 31, 2016
		ThCh$	ThCh$
		(unaudited)

Current liabilities
Other financial liabilities, current	13	421,486,044	408,009,016
Trade payables and other payables		1,775,953,152	1,926,847,052
Payables to related entities, current		14,397,527	18,722,919
Provisions and other liabilities	14	12,125,285	11,779,434
Current income tax liabilities		75,154,539	74,585,510
Current provision for employee benefits		84,938,467	106,496,839
Other non-financial liabilities, current		40,966,569	26,977,677

Total current liabilities other than non-current assets held for sale		2,425,021,583	2,573,418,447

Liabilities classified as held for sale	21	6,952,107	15,669,233

Total current liabilities		2,431,973,690	2,589,087,680

Non-current liabilities
Other financial liabilities,	13	2,886,736,735	2,903,625,666
Trade accounts payables		4,154,208	4,803,725
Provisions and other liabilities	14	69,875,329	68,256,160
Deferred income tax liabilities		742,903,658	719,542,091
Non-current income tax liabilities		13,700,884	-
Other non–financial liabilities, non–current		80,710,692	79,390,431

Total non-current liabilities		3,798,081,506	3,775,618,073

Total liabilities		6,230,055,196	6,364,705,753

Equity
Paid-in capital	15	2,420,564,735	2,420,564,735
Retained earnings		2,542,197,135	2,489,410,413
Issuance premium		461,302,097	461,302,097
Other reserves		(1,214,712,932)	(1,286,017,106)

Equity attributable to controlling shareholders		4,209,351,035	4,085,260,139
Non-controlling interest		(321,547)	(1,208,404)

Total equity		4,209,029,488	4,084,051,735

Total equity and liabilities		10,439,084,684	10,448,757,488

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries, condensed consolidated interim statement of profit and loss (unaudited)

		For the three months ended
Statements of profit and loss	Note	3/31/2017	3/31/2016
		ThCh$	ThCh$
Revenues from ordinary activities	18	2,523,563,293	2,481,884,240
Cost of Sales	16	(1,785,921,395)	(1,765,306,972)
Gross Profit		737,641,898	716,577,268

Other income by function	16	29,472,472	40,774,188
Distribution cost	16	(6,438,007)	(6,242,744)
Administrative expenses	16	(585,030,025)	(541,751,349)
Other expenses by function	16	(39,740,805)	(36,495,483)
Other losses, net	16	(2,677,663)	(3,462,534)
Operating profit		133,227,870	169,399,346

Finance income	16	4,043,544	3,840,794
Finance expenses	16	(66,617,768)	(69,323,451)
Participation in profit of equity method associates		4,508,818	2,860,171
Exchange differences	16	31,615,843	38,525,604
Losses from indexation	16	(2,785,855)	(3,468,411)
Profit before income tax		103,992,452	141,834,053

Income tax expense	17	(35,915,116)	(32,805,216)

Profit from continuing operations		68,077,336	109,028,837

Profit from discontinued operations	22	-	-
Profit attributable to controlling shareholders		67,167,284	107,681,808
Profit attributable to non–controlling shareholders		910,052	1,347,029

Net Profit		68,077,336	109,028,837

Earnings per share
Basic earnings per share from continued operations		23.5	38.1
Basic earnings per share from discontinued operations		-	-
Diluted earnings per share from continued operations		23.5	37.8
Diluted earnings per share from discontinued operations		-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries, condensed consolidated interim statement of comprehensive income (loss) (unaudited)

	For the three months ended
Statements of comprehensive income (loss)	3/31/2017	3/31/2016
	ThCh$	ThCh$
Net Profit	68,077,336	109,028,837

Other comprehensive profit
Items that will not be reclassified to profit and loss
Revaluation surplus	-	-
Re-measurements of employee benefit obligations	-	-
Total OCI that will not be reclassified to profit and loss	-	-

Items that may be reclassified to profit and loss
Foreign currency translation losses	82,017,006	(92,461,573)
Cash flow hedge	(16,209,131)	(139,627)
Total items that may be reclassified to profit and loss	65,807,875	(92,601,200)

Other comprehensive income, before taxes	65,807,875	(92,601,200)

Income tax related to revaluation surplus	-	-
Income tax related to re-measurement of employee benefit obligations	-	-
Total income tax that will not be reclassified to profit and loss	-	-

Income tax related to cash flow hedge	4,376,465	38,945
Total income tax that may be reclassified to profit and loss	4,376,465	38,945

Total other comprehensive loss	70,184,340	(92,562,255)

Total comprehensive income (loss)	138,261,676	16,466,582

Income (loss) attributable to
Owners of the Company	137,374,819	15,371,505
Non-controlling interest	886,857	1,095,077

Total comprehensive income (loss)	138,261,676	16,466,582

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statement of changes in net equity for the three months ended March 31, 2017 (unaudited)

Statement of changes innet equity ThCh$	Paid-incapital	Share premium	Revaluation surplus reserves	Translationr eserves	Hedge reserves	Employee benefit reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to parent company shareholders	Non-controlling interest	Total equity
Opening balance as of January 1, 2017	2,420,564,735	461,302,097	14,252,148	(1,250,381,663)	(22,078,872)	(1,120,048)	26,949,962	(53,638,633)	(1,286,017,106)	2,489,410,413	4,085,260,139	(1,208,404)	4,084,051,735

Changes in equity
Net profit	-	-	-	-	-	-	-	-	-	67,167,284	67,167,284	910,052	68,077,336
Other comprehensive (loss) profit	-	-	-	82,040,201	(11,832,666)	-	-	-	70,207,535	-	70,207,535	(23,195)	70,184,340

Total Comprehensive (loss) profit	-	-	-	82,040,201	(11,832,666)	-	-	-	70,207,535	67,167,284	137,374,819	886,857	138,261,676

Share issuance	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(14,380,562)	(14,380,562)	-	(14,380,562)
Stock option (see Note 20)	-	-	-	-	-	-	1,096,628	-	1,096,628	-	1,096,628	-	1,096,628
Decrease due to changes in ownership interest without a loss of control	-	-	-	-	-	-	-	11	11	-	11	-	11

Total transactions with owners	-	-	-	-	-	-	1,096,628	11	1,096,639	(14,380,562)	(13,283,923)	-	(13,283,923)

Total Changes in equity	-	-	-	82,040,201	(11,832,666)	-	1,096,628	11	71,304,174	52,786,722	124,090,896	886,857	124,977,753

Ending balance, as of March 31, 2017	2,420,564,735	461,302,097	14,252,148	(1,168,341,462)	(33,911,538)	(1,120,048)	28,046,590	(53,638,622)	(1,214,712,932)	2,542,197,135	4,209,351,035	(321,547)	4,209,029,488

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statement of changes in net equity for the three months ended March 31, 2016 (unaudited)

Statement of changes innet equity ThCh$	Paid-incapital	Share premium	Revaluation surplus reserves	Translation reserves	Hedge reserves	Employee benefit reserves	Share based payments reserves	Other reserves	Total reserves	Retained earnings	Equity attributable to parent company shareholders	Non-controlling interest	Total equity
Opening balance as of January 1, 2016	2,321,380,936	526,633,344	-	(1,187,109,821)	14,859,584	(229,427)	19,276,599	(52,476,934)	(1,205,679,999)	2,329,411,478	3,971,745,759	(933,941)	3,970,811,818

Changes in equity
Net profit	-	-	-	-	-	-	-	-	-	107,681,808	107,681,808	1,347,029	109,028,837
Other comprehensive (loss) profit	-	-	-	(92,209,621)	(100,682)	-	-	-	(92,310,303)	-	(92,310,303)	(251,952)	(92,562,255)

Total Comprehensive (loss) profit	-	-	-	(92,209,621)	(100,682)	-	-	-	(92,310,303)	107,681,808	15,371,505	1,095,077	16,466,582

Share issuance	48,837,899	(35,102,239)	-	-	-	-	-	-	-	-	13,735,660	-	13,735,660
Dividends	-	-	-	-	-	-	-	-	-	(24,151,239)	(24,151,239)	-	(24,151,239)
Stock option (see Note 20)	-	-	-	-	-	-	3,739,726	-	3,739,726	-	3,739,726	-	3,739,726
Decrease due to changes in ownership interest without a loss of control	-	-	-	-	-	-	-	(1,161,699)	(1,161,699)	-	(1,161,699)	(52,597)	(1,214,296)

Total transactions with owners	48,837,899	(35,102,239)	-	-	-	-	3,739,726	(1,161,699)	2,578,027	(24,151,239)	(7,837,552)	(52,597)	(7,890,149)

Total Changes in equity	48,837,899	(35,102,239)	-	(92,209,621)	(100,682)	-	3,739,726	(1,161,699)	(89,732,276)	83,530,569	7,533,953	1,042,480	8,576,433

Ending balance, as of March 31, 2016	2,370,218,835	491,531,105	-	(1,279,319,442)	14,758,902	(229,427)	23,016,325	(53,638,633)	(1,295,412,275)	2,412,942,047	3,979,279,712	108,539	3,979,388,251

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statements of cash flows (unaudited)

	For the three months ended March 31,
	2017	2016
Cash flows from (used in) operating activities	ThCh$	ThCh$

Types of revenues from operating activities
Revenue from sale of goods and provision of services	3,126,287,700	3,003,212,238
Other operating activities revenue	4,927,075	5,896,987

Types of payments
Payments to suppliers for supply of goods and services	(2,614,020,513)	(2,583,357,497)
Payments to and on behalf of personnel	(363,279,335)	(305,999,620)
Other operating payments	(154,456,609)	(155,528,361)
Interest paid	(27,470)	(5,288)
Interest received	19,335	588,135
Taxes paid	(29,955,192)	(19,709,011)
Other cash inflows (outflows)	(2,902,577)	987,025

Cash flows from (used in) operating activities (continuing operations)	(33,407,586)	(53,915,392)
Cash flows used in operating activities (discontinued operations).	-	-

Net cash flow (used in) from operating activities	(33,407,586)	(53,915,392)

Cash flows (used in) from investing activities
Cash flows used to acquire non-controlled interests	-	(1,434,532)
Cash flows from sales of other entities' equity or debt instruments	-	9,010,753
Proceeds from sales of property, plant and equipment	392,748	1,779,681
Purchases of property, plant?& equipment?	(42,461,362)	(41,889,961)
Purchases of intangible assets	(9,406,431)	(8,074,386)
Interest received	500,456	435,537
Proceeds from sale of other financial assets—mutual funds	3,518,610,985	953,380,279
Purchases of other financial assets—mutual funds	(3,435,611,104)	(797,536,248)
Cash flows from (used in) investing activities (continuing operations)	32,025,292	115,671,123
Cash flows used in investment activities (discontinued operations)… ..	-	-

Net cash flow from (used in) investment activities	32,025,292	115,671,123

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	-	13,735,660

Proceeds from borrowing at long–term	-	-
Proceeds from borrowing at short–term	37,795,315	45,464,010
Total loan proceeds from borrowing	37,795,315	45,464,010

Repayments of borrowing	(21,888,435)	(40,479,068)
Interest paid	(83,280,534)	(76,680,969)
Other cash outflows	(584,191)	(1,570)

Cash flows used in financing activities (continuing operations) ..	(67,957,845)	(57,961,937)
Cash flows from financing activities (discontinued operations).. ..	-	-

Net cash flow used in financing activities	(67,957,845)	(57,961,937)

Net increase (decrease) in cash and cash equivalents before the effects of exchange rates variations	(69,340,139)	3,793,794

Effects of variations in the exchange rate on cash and cash equivalents	4,851,616	(20,529,028)

Net decrease in cash and cash equivalents	(64,488,523)	(16,735,234)
Cash and cash equivalents at the beginning of the period	275,219,003	268,275,126

Cash and cash equivalents at the end of the period	210,730,480	251,539,892

Incuded in cash and cash equivalents per the statement of financial situation	210,730,480	251,539,892
Incuded in the assets of the disposal group	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

1
General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile.

Cencosud S.A. is a public company registered with the Chilean Superintendence of Securities and Insurance (SVS), under No.743, which shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valpara’so), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 2,523,563,293 as of March 31, 2017.

During the year ended March 31, 2017, the Company employed an average of 136,963 employees, ending with a total number of 135,235 employees.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company of Latin-American capital in South America with the biggest offering of square meters, it caters to the consumption needs of over 180 million customers.

Additionally, it operates other lines of business that complement the main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

The Company splits its equity among 2,862,536,947 shares of a single series whose main shareholders are the following:

Major shareholders as of March 31, 2017	Shares	Interest
		%
Inversiones Quinchamali Limitada	573,754,802	20.044%
Inversiones Latadia Limitada	550,823,211	19.243%
Inversiones Tano Limitada	287,328,548	10.038%
Banco de Chile on behalf of third parties	190,547,411	6.657%
Banco Itau on behalf of investors	158,753,528	5.546%
Provida C Pension Fund	75,326,810	2.632%
Horst Paulmann Kemna	70,336,573	2.457%
Banco Santander - JP Morgan	59,184,339	2.068%
Fondo de Pensiones Habitat C	54,606,787	1.908%
Capital C Pension Fund	50,153,631	1.752%
Cuprum C Pension Fund	45,557,640	1.592%
Provida B Pension Fund	43,323,908	1.514%
Other shareholders	702,839,759	24.553%

Total	2,862,536,947	100.000%

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of March 31, 2017	Interest
%
Inversiones Quinchamali Limitada	20.044%
Inversiones Latadia Limitada	19.243%
Inversiones Tano Limitada	10.038%
Horst Paulmann Kemna	2.457%
Manfred Paulmann Koepfer	0.486%
Peter Paulmann Koepfer	0.492%
Heike Paulmann Koepfer	0.486%
Succession of Mrs. Helga Koepfer Schoebitz	0.113%
Inversiones Alpa Limitada	0.002%

Total	53.360%

These condensed consolidated interim financial statements of Cencosud group as of March 31, 2017, were approved by the Board of Directors in a session held on May 25, 2017.

2
Summary of the main accounting policies

2.1
Presentation basis

The consolidated financial statements of Cencosud S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements for the three months ended March 31, 2017 have been prepared in accordance with IAS 34, “Interim financial reporting” and do not include all the information required for a complete set of IFRS annual financial statements. Accordingly, the condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS.

The presentation of the financial statements in conformity with IFRS requires the use of certain accounting estimates, and also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. Note 4 to these financial statements shows the areas in which a greater level of judgment has been applied, or where there is a higher level of complexity and therefore hypothesis and estimates are material to the financial statements.

Figures in the accompanying financial statements are expressed in thousands of Chilean pesos, as the Chilean peso is the functional and presentation currency of the Company. All values have been rounded to the nearest thousands of pesos, except where mentioned.

For the purpose of presenting comparative information, certain figures presented on the consolidated financial statements of the Group as of December 31, 2016 have been reallocated based on the presentation shown on the consolidated financial statement as of March 31, 2017.

2.2
New and amended standards adopted by the group

(a) The following standards and interpretations are compulsory for the first adoption for annual periods beginning on or after January 1, 2017.

Amendments and improvements

Amendment to IAS 7 — Statement of Cash Flows. Issued on February 2016. The amendments are intended to clarify IAS 7 to improve disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

Amendment to IAS 12 — Income Taxes. Issued on February 2016. The IASB had concluded that the diversity in practice around the recognition of a deferred tax asset that is related to a debt instrument measured at fair value is mainly attributable to uncertainty about the application of some of the principles in IAS 12. Therefore the amendments consist of some clarifying paragraphs and an illustrating example.

Management has assessed the adoption of these standards, amendments and interpretations, and it has concluded that there are not a material impact on Financial Statements of the Group.

(b) New standards, amendments and interpretations not yet adopted.

Standards and interpretations	Description	Application for annual periods beginning on or after:
IFRS 9 “Financial Instruments”
The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.
01-01-2018
IFRS 15 “Revenue from Contracts with Customers”

This standard defines a new model to recognize revenue from contracts with costumers. The standard deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.
01-01-2018
IFRS 16 “Leases”

Specifies how an IFRS reporter will recognise, measure, present and disclose leases. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. The standard also provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.
01-01-2019
IFRIC 22 — Foreign Currency Transactions and Advance Consideration	IFRIC 22 clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency.	01-01-2018

Amandments and improvements	Description	Application for annual periods beginning on or after:
Amendment to IFRS 2 — Share-based Payment
The amendments to IFRS 2 clarify the classification and measurement of share-based payment transactions. The amendments address several requests that the IASB and the IFRS Interpretations Committee received and that the IASB decided to deal with in one combined narrow-scope project.
01-01-2018
Amendment to IFRS 15 — Revenue from Contracts with Customers

The amendments in Clarifications to IFRS 15 'Revenue from Contracts with Customers' address three of the five topics identified (identifying performance obligations, principal versus agent considerations, and licensing) and provide some transition relief for modified contracts and completed contracts. The IASB concluded that it was not necessary to amend IFRS 15 with respect to collectability or measuring non-cash consideration. In all its decisions, the IASB considered the need to balance helping entities with implementing IFRS 15 and not disrupting the implementation process.
01-01-2018
Amendment to IAS 40 — Investment Property

The amendment provides guidance on transfers to, or from, investment properties. More specifically, the question was whether a property under construction or development that was previously classified as inventory could be transferred to investment property when there was an evident change in use.
01-01-2018
Amendment to IFRS 12 — Disclosure of Interests in Other Entities

The amendment clarifies the scope of the standard by specifying that the disclosure requirements in the standard, except for those in paragraphs B10–B16, apply to an entity’s interests listed in paragraph 5 that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations
01-01-2018
Amendment to IAS 28 — Investments in Associates and Joint Ventures (2011)

The amendment clarifies that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organisation, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by-investment basis, upon initial recognition
01-01-2018
Amendment to IFRS 10 — Consolidated Financial Statements

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures.
The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations).
Where the non-monetary assets constitute a business, the investor will recognise the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognised by the investor only to the extent of the other investor’s investors in the associate or joint venture. The amendments apply prospectively.
** In December the IASB decided to defer the application date of this amendment until such time as the IASB has finalised its research project on the equity method.
N/A**

These standards, amendments and interpretations are not expected to have a material impact on the Group, except for the following:

IFRS 9 - Financial Instruments

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

While the Group has not yet undertaken a detailed assessment of the classification and measurement of financial assets, debt instruments currently classified as available-for-sale (AFS) financial assets would appear to satisfy the conditions for classification as at fair value through other comprehensive income (FVOCI) and hence there will be no change to the recognition of such assets.

The other financial assets held by the group mainly include:

●
Mutual Fund Shares
●
Derivatives (hedging and economical)
●
Highly liquid financial instruments, and
●
Financial investments long term

The Group does not expect the new guidance to have a significant impact on the classification and measurement of these financial assets.

There will be no impact on the group's recognition for financial liabilities, as the new requirements only affect the recognition for financial liabilities that are designated at fair value through profit or loss and the group does not have liabilities with such classification. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

The new hedge accounting rules will align the recognition for hedging instruments more closely with the group's risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. While the Group is yet to undertake a detailed assessment, it would appear that the Group's current hedge relationships would qualify as accounting hedges upon the adoption of IFRS 9. Accordingly, the Group does not expect a significant impact on the accounting for its hedging relationships.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classifies at amortized cost, debt instruments measured at FVOCI, contracts under IFRS 15 Revenue from Contracts with Costumers, lease receivables, loan commitments and certain financial guarantee contracts. While the group has not yet undertaken a detailed assessment of how its impairment provisions would be affected by the new model, it may result in an earlier recognition of credit losses.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extend of the Group's disclosures about its financial instruments particularly in the year of the adoption of the new standard.

IFRS 9 must be applied mandatorily for financial years commencing on or after January 1, 2018.
The Group does not intend to adopt IFRS 9 before its mandatory date. At this stage, the Group does not intend to adopt the standard before its effective date.

IFRS 15 - Revenue from Contracts with Costumers

The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer.

The standard permits a full retrospective or modified retrospective approach for adoption.

Management is currently assessing the effects of applying the new standard on the Group’s financial statements and has identified the following areas that are likely to be affected:

●
Accounting for the customers loyalty program – IFRS 15 requires that the total consideration received must be allocated to the points and goods based on relative stand-alone selling prices rather than based on the residual value method; this could result in different amounts being allocated to the goods sold and deffera in the recognition of a portion of the revenue, and
●
GIFT CARD - IFRS 15 allows that when it is adequately established the rate of wastage from clients, over their totalcontractual rights (breakage), the variable consideration treatment is given and a portion of such rightsis recognized as revenue; This could lead to a recognition of revenue in advance.

IFRS 15 must be applied mandatorily for financial years commencing on January 1, 2018. The expected date of adoption by the Group: January 1, 2018. At this stage, the Group is not able to estimate the impact of this new standard on the Group´s financial statements, the Group will make a more detailed assessment of the impact over the next twelve months.

IFRS 16 - Leases

IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The accounting for lessors will not significantly change.

The standard will affect primarily the recognition of the Group’s operating leases. As at the reporting date, the Group has non-cancellable operating leases commitments of MM $ 1,728,759. However, the Group has not yet determined to what extend these commitments will result in the recognition of an asset and liability for future payments and how this will affect the Group’s profit and classification of cash flows.

Some of the commitments may be covered by the exception for short-term and low-value leases and some commitments may relate to arrangements that will not qualify as leases under the new IFRS 16 definitions.

IFRS 16 is mandatory for financial years commencing on or after January 1, 2019. At this stage, the Group does not intend to adopt the standard before its effective date.

2.3
Accounting policies
The accounting policies adopted are consistent with those applied during the previous financial year and corresponding interim reporting period.
Income taxes for interim periods are accounted for using the tax rate that would be applicable to expected total annual income before taxes.

2.4
Changes in accounting policies

The Company assess accounting policies frequently, and decide to change any of the adopted standards only if the change: i) is required by a new IFRS ; or ii) results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance, or cash flows.

No changes in accounting policies have been adopted by the Company during for the three months ended March 31, 2017 and 2016.

2.5
Income tax.

On September 29, 2014, Law No. 20,780 was enacted and published in the Official Gazette, introducing various amendments to the current income tax law and taxation rules for other taxes in Chile. Under the recently enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017 and 2018 and following fiscal years, respectively, such newly enacted rates are applicable based on the Company’s adoption of the partially integrated system.

The above implies that the income tax rate in Chile is 25.5% for the 2017 fiscal year. Therefore, for the close of the financial statements as of March 31, 2017, a tax rate of 25.5% has been considered in the determination of the income tax provision in Chile.

2.6
Assets and liabilities held for sale and discontinued operations

Non current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and the sale is considered highly probable. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, except forinvestment properties, financials instruments and others that are carried at fair value. An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less cost to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset ( or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non current asset (or disposal group) is recognized at the date of recognition. Non-current assets (including those that are part of disposal group) are notdepreciated or amortized while they are classified as held for sale.

Non current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations, net of tax, are presented separately in the statement of profit and loss. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or on the face of the statements of cash flows. IFRS 5 requires that a company “re-present” its statement of comprehensive income as if the operation had been discontinued for all prior periods presented.

Assets held for sale, and associated liabilities, are detailed on note 21 to these condensed interim financial statements.

2.7
Seasonability

The Company experiences distinct seasonal sales patterns at supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, the Company promotes the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, the Company usually experiences a decrease in sales during the summer vacation months of January and February.

The Company does not experience significant seasonality in the home improvement sector.

Department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter.

Shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for shopping centers.

3
Risk management policies

The Company is exposed to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2016.

There have been no changes in the risk management policies and procedures between the dates of the annual and these interim consolidated financial statements as of March 31, 2017.

3.1.
Valuation methodology (initially and subsequently).

Financial instruments that have been accounted for at fair value in the statement of financial position as of March 31, 2017 and December 31, 2016 have been measured using the methodologies as set forth in IFRS 13. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

Level I: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted marked price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level II: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level III: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

●
Quoted market prices or dealer quotes for similar instruments;
●
The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;
●
The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;
●
Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

Group valuation process

The Group has established control framework with respect to the measurements of fair value. This includes a valuation team that has an overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the regional CFO.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence from third parties to support the conclusion that such valuations meet the requirements of IFRS, including the fair value hierarchy in which such valuation should be classified.

Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three aforementioned levels. Currently, the valuation process considers internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

As of March 31, 2017 and December 31, 2016, the Group has no financial instruments that have been valuated using inputs assessed as level III, however, the procedures above are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial asset and recurrent and non-recurrent non-financial assets.

The tables below show the total value of each type of the financial instruments valued under each category, and its respective percentage, as of March 31, 2017 and December 31, 2016:

Table Valuation methodologies.

March 2017

			Valuation method				Amortized
Classification	Group	Type	Value	Level I	Level II	Level III	cost
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual funds	106,873,757	100%	-	-	-
	Other financial Instruments	Highly liquid financial instruments	28,849,230	100%	-	-	-
		Other financial investments	255,539	100%	-	-	-
Loans and trade receivables, net	Cash and cash equivalents	Cash balances	36,243,319	-	-	-	100%
		Bank balances	119,425,033	-	-	-	100%
		Short-term deposits	55,062,128	-	-	-	100%
	Receivables	Trade receivables, net	826,371,883	-	-	-	100%
	Receivables from related entities	Related entities, current	19,752,035	-	-	-	100%
Financial liabilities and payables	Bank loans	Current	244,555,004	-	-	-	100%
		Non-Current	199,969,698	0.1%	-	-	99.9%
	Bonds payable	Current	109,291,538	-	-	-	100.0%
		Non-Current	2,608,318,115	0.3%	-	-	99.7%
	Other loans (lease)	Current	2,701,004	-	-	-	100%
		Non-Current	19,253,821	-	-	-	100%
	Deposits and saving accounts	Current	54,496,733	-	-	-	100%
		Non-Current	44,713,727	-	-	-	100%
	Debt purchase affiliates	Non-Current	1,834,202	-	-	-	100%
	Other financial liabilities	Current	2,401,062	-	-	-	100%
	Trade payables	Current	1,575,117,514	-	-	-	100%
		Non-Current	191,783	-	-	-	100%
	Withholding taxes	Current	200,835,638	-	-	-	100%
		Non-Current	3,962,425	-	-	-	100%
	Payables to related entities	Current	14,397,527	-	-	-	100%
	Other financial liabilities	Forward	1,845,932	-	100%	-	-
Hedges	Hedging derivatives	Cash flow hedging liability	13,058,576	-	100%	-	-
		Fair value hedging liability	5,783,367	-	100%	-	-
		Cash flow hedging asset	241,515,051	-	100%	-	-
		Fair value hedging asset	18,370,994	-	100%	-	-

December 2016

			Valuation method				Amortized
Classification	Group	Type	Value	Level I	Level II	Level III	cost
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	189,960,780	100%	-	-	-
	Derivatives	Forward	1,398,557	-	100%	-	-
	Other financial Instrument	Highly liquid financial instruments	28,629,285	100%	-	-	-
		Financial investments – long term	240,874	100%	-	-	-
Loans and trade receivables, net	Cash and cash equivalents	Cash balances	52,646,980	-	-	-	100%
		Bank balances	135,282,148	-	-	-	100%
		Short-term deposits	87,289,875	-	-	-	100%
		Trade receivables, net	879,033,383	-	-	-	100%
	Receivables from related parties	Related parties, current	28,988,176	-	-	-	100%
Financial liabilities and payables	Bank loans	Current	215,393,417	-	-	-	100%
		Non-Current	206,299,337		0.1%	-	99.9%
	Bonds payable	Current	127,530,284	-	-	-	100.0%
		Non-Current	2,618,875,407		0.3%	-	99.7%
	Other loans (lease)	Current	2,713,893	-	-	-	100%
		Non-Current	19,256,643	-	-	-	100%
	Deposits and saving accounts	Current	56,128,948	-	-	-	100%
		Non-Current	45,030,033	-	-	-	100%
	Debt purchase affiliates	Non-Current	1,722,769	-	-	-	100%
	Other financial liabilities	Current	2,091,081	-	-	-	100%
	Trade payables	Current	1,726,983,368	-	-	-	100%
		Non-Current	191,397	-	-	-	100%
	Withholding taxes	Current	199,863,684	-	-	-	100%
		Non-Current	4,612,328	-	-	-	100%
	Payables to related parties	Current	18,722,919	-	-	-	100%
Hedges	Hedging derivatives	Cash flow hedging liabilities	13,514,328	-	100%	-	-
		Fair value hedging liabilities	3,078,542	-	100%	-	-
		Cash flow hedging assets	264,820,710	-	100%	-	-
		Fair value hedging assets	22,299,090	-	100%	-	-

Instruments classified as Level II correspond mainly to interest rate swaps and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market.

The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of March 31, 2017 and December 31, 2016, there have been no transfers between level I and II, and transfers out of level III to another level of fair value.

3.2.
Reclassifications.

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

3.3.
Liquidity risk.

The concept of liquidity risk is used by the Company to refer to financial uncertainty, at different time horizons, related to its capacity to respond to cash needs to support its operations, under both normal and exceptional circumstances.

Compared to year ended, there was no material change in the contractual undiscounted cash out flows for financial liabilities that affect the Company´s liquidity risk.

3.4
Fair value of financial assets and liabilities measured at amortized cost.

In order to estimate the fair value of debt instruments accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

The fair value of borrowings (bank loans and bons payables) which are classified within Level II of the fair value hierarchy, are as follows:

	As of
Borrowings	March 31,2017	December 31,2016
	ThCh$	ThCh$
Current	354,152,386	338,155,386
Non-Current	2,857,234,092	2,893,489,541
Total	3,211,386,185	3,231,944,927

The fair value of the following financial assets and liabilities approximate their carrying amount:

●
Trade and other receivables
●
Other current financial assets
●
Cash and cash equivalents (excluding bank overdrafts)
●
Trade and other payables
●
The following assets and liabilities within the held-for-sale disposal group:
–
Cash and cash equivalents
–
Other current assets
–
Trade and other payables
–
Borrowings
–
Other current liabilities

4
Estimates, judgment or criteria applied by management

The estimates and criteria used are continuously assessed and are based on prior experience and other factors, including the expectation of occurrence of future events that are considered reasonable according to the circumstances.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2016, with the exception of changes in estimates that are required in determining the provision for income taxes and changes derived from adoption of new pronouncements as mentioned in Note 2.5.

4.1
Investment property

a) Fair value measurement for lands

The fair value for land was determined by the Company’s finance department, consulting with external and independent property valuers who have the appropriate recognized professional qualification and recent experience in the location and category of the property being valued.

The methodology used in determining the fair value of lands was the market approach, which consists of determining the fair value based on recent transactions occurred in the market.

This measurement corresponds to level II of the fair value hierarchy.

b) Fair value measurements for investment properties other than land.

The Company’s finance department is responsible for determining fair value measurements included in the financial statements, including Level 3 fair values of investment properties. The Company’s finance department includes a valuations team that prepares a valuation for each investment property every quarter. The valuation team reports directly to the Chief Financial Officer (CFO) and the Audit Committee (AC).Discussions of valuation processes, key inputs and results are held between the CFO, AC and the valuation team at least once every quarter, in line with the Company’s quarterly reporting dates.

The fair value measurement for this type of investment has been categorized as a level III fair value based on the inputs used in the valuation technique. Investment properties are valued on a highest and best use basis. Changes in Level 3 fair values are analyzed at each reporting date during the quarterly valuation discussions between the CFO, AC and the valuation team. As part of this discussion, the team presents a report that explains the reasons for the fair value movements.

For all of the Company’s investment properties, the current use is considered to be the highest and best use.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. There were no transfers in or out of Level 3 fair value measurements for investment properties during the period, nor transfers between Level 1 and Level 2 of the fair value hierarchy.

For investment property the methodology of the discounted future cash flows uses a country-specific WACC post- tax rate, measured in real terms and differentiated by country. To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country.

The rates used as of March 31, 2017 and December 31, 2016 are as follows:

	WACC rate as of
Country	3/31/2017	12/31/2016

Chile	6.11%	6.19%
Argentina	12.17%	12.27%
Peru	6.66%	6.75%
Colombia	6.98%	7.03%

The cash flows are calculated in a scenario of moderated growth for those investment properties that have reached the expected maturity level and the main variables used are:

1.
Determination of the Discount Rate

The discount rate is reviewed quarterly for each country and consists of the following factors:

a)
BETA: Because the American market presents a greater number of comparable companies within this industry, using betas of companies in that country.
b)
Risk-free rate: It draws on the U.S. Treasury rate at 30 years (30yr T-Bond)
c)
Risk premium: Estimated on long-term returns of the stock market and the country risk of each transaction, estimated by the Credit Default Swap to 10 years (10yr CDS). In the case of Argentina’s country risk used is the average of the last three years.
d)
Leverage Ratio: Estimated as of BETA referring them on 66.4% equity and 33.6% debt.
e)
Tax rate: We use the tax rate in effect in each country
f)
Spread: The international bond spread of Cencosud is used to estimate the return on debt which is similar to the Industry spread. With all these factors we estimate the discount rate (WACC) nominal and real, the latter being used as the flow is estimated at UF (Unidad de Fomento) in Chile, or adjusted for inflation in Peru and Argentina

2.
Revenue growth:

The evolution of income depends on the property, but remains between 0.5% and 1.0% annual real growth, except those newly opened malls whose maturation does expect superior performance improved in the first years of operation. The revenue projection is reviewed quarterly so that it is aligned to the budget approved by the board in the short term and that their expectations of long-term trends are in line with the life cycle in which the asset is (Shopping).

3.
Growth in costs and expenses:

As income, change in expenditure depends on the property but always reflects the standard structure resulting from the operation of such properties and operating agreements signed with tenants. These are also reviewed quarterly to be aligned with the budget and expected evolution for each Shopping.

4.
Investment Plan:

For each shopping center, the Company reviews whether the investment plans is in line with the characteristics of each property and the life cycle in which they are placed.

Based on the points described above, the estimated available flow projection thirty-year term, after which is estimated a perpetuity. The present value of these flows determines the fair value of the investment property.

5.
Valuation technique and Inter-relationship between key unobservable inputs.

Valuation technique (Discounted cash flows): The valuation model considers the present value of the net cash flows to be generated from the property taking into account expected revenue growth, occupancy rates, other cost and expenses not paid by tenants. The expected net cash flows are discounted using risk-adjusted discount rates (see above on “determination of discount rate”). Among other factors, the discount rate estimation considers the quality of a building and its location, tenant credit and lease terms.

Class	Country (*)	Unobservable input	Range

Malls	Chile	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

	Argentina	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

Office	Chile	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate (1st through 5th year)	50% - 90%
		Thereafter	80% - 98%

(*) The group concentrates 89% of the total of the investment properties in Chile and Argentina.

The estimated fair value of the investment properties would increase (decrease) if:

●
Risk-adjusted discount rate were lower (higher)
●
Expected revenue growth were higher (lower)
●
The occupancy rate were higher (lower)

5
Other financial assets, current and non-current

The composition of this item as of March 31, 2017 and December 31, 2016 includes the following:

	As of
Other financial assets, current	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Mutual Funds units (*)	106,873,757	189,960,780
Hedging derivatives	-	1,398,557
Highly liquid financial instruments	28,849,230	28,629,285

Total other financial assets, current	135,722,987	219,988,622

	As of
Other financial assets, non-current	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Hedging derivatives	259,886,045	287,119,800
Financial investments Long term	255,539	240,874
Total other financial assets, non-current	260,141,584	287,360,674

(*)
Mutual Funds units are mainly fixed rate investments.

6
Trade receivables and other receivables

Trade receivables and other receivables as of March 31, 2017 and December 31, 2016 are as follows:

	As of
Trade receivables and other receivables net, current	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Trade receivables net, current	134,405,144	187,736,950
Credit card receivables net, current	443,673,091	409,219,883
Other receivables, net, current	232,888,383	270,182,844
Total	810,966,618	867,139,677

	As of
Trade receivables and other receivables, net, non-current	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Trade receivables net, non-current	-	373,386
Credit card receivables net, non-current	11,554,198	8,412,427
Other receivables, net, non-current	3,851,067	3,107,893
Total	15,405,265	11,893,706

	As of
Trade receivables and other receivables, gross, current	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Trade receivables gross, current	143,315,999	201,676,904
Credit card receivables gross, current	464,684,308	428,296,390
Other receivables gross, current	248,091,486	280,824,236
Letters of credit loans	-	158,572
Total	856,091,793	910,956,102

	As of
Trade receivables and other receivables, gross, non-current	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Trade receivables gross, non-current	-	373,386
Credit card receivables gross, non-current	11,554,198	8,412,427
Other receivables gross, non-current	3,851,067	3,107,893
Total	15,405,265	11,893,706

	As of
Trade receivables and other receivables close to maturity	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Less than three months	581,692,750	645,374,201
Between three and six months	95,201,373	88,253,127
Between six and twelve months	70,485,825	73,541,986
In more than twelve months	15,405,265	11,893,706
Total	762,785,213	819,063,020

The maturity of past due trade receivables as of March 31, 2017 and December 31, 2016 is as follows:

	As of
Trade receivables past due but not impaired	March 31, 2017	December 31, 201
	ThCh$	ThCh$
Past due less than three months	81,483,623	77,517,208
Past due between three and six months	10,327,689	10,223,002
Past due between six and twelve months	6,188,321	3,325,672
Past due in more than twelve months	10,712,212	12,720,906
Total	108,711,845	103,786,788

The movement of the bad debt allowance is as follows:

	As of
Change in bad debt allowance	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Initial balance	43,816,425	44,636,783
Increase in provision	34,999,650	57,105,655
Utilized provision	(12,388,797)	(26,885,538)
Decrease in provision	(21,302,103)	(31,040,475)
Total	45,125,175	43,816,425

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account; Cencosud Group does not request collateral as a guarantee.

7
Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in articles 44 and 49 of Law N° 18,046 that regulates the Corporations. It is noteworthy that the related party transactions are in accordance with IAS 24 (Revised) “Related Parties”. The Company has a policy to disclose all transactions performed with related parties during the period.

7.1
Trade receivables from related entities

The composition of the item as of March 31, 2017 and December 31, 2016 is as follows:

		Receivables from related entities				Balance as of
						Current		Non Current
Tax ID Number	Company	Transaction description	Transaction term	Nature of relationship	Currency	3/31/2017	12/31/2016	3/31/2017	12/31/2016
ThCh$							ThCh$
99.500.840-8	CAT Administradora de Tarjetas S.A.	Trade receivable	Current	Associate	Chilean Pesos	11,678,020	20,226,071	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Dividends receivable	Current	Associate	Chilean Pesos	5,488,493	4,135,701	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Trade receivable	Current	Associate	Chilean Pesos	353,190	443,446	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Dividends receivable	Current	Associate	Chilean Pesos	612,604	370,903	-	-
76.388.146-6	Operadora de Procesos S.A.	Dividends receivable	Current	Associate	Chilean Pesos	571,090	487,097	-	-
76.388.146-6	Operadora de Procesos S.A.	Trade receivable	Current	Associate	Chilean Pesos	104,481	2,624,104	-	-
76.388.155-5	Servicios Integrales S.A.	Dividends receivable	Current	Associate	Chilean Pesos	932,117	682,020	-	-
76.388.155-5	Servicios Integrales S.A.	Trade receivable	Current	Associate	Chilean Pesos	12,040	18,834	-	-

Total						19,752,035	28,988,176	-	-

7.2
Trade payables to related entities

The composition of the item as of March 31, 2017 and December 31, 2016 is as follows:

		Payables to related entities				Balance as of
						Current		Non Current
Tax ID number	Company	Transaction description	Transaction term	Nature of relationship	Currency	3/31/2017	12/31/2016	3/31/2017	12/31/2016
ThCh$							ThCh$	ThCh$
-	Loyalti Del Perú S.A.C.	Fund transfer	Current	Associate	Peruvian New Sol	613,144	675,399	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Trade payable	Current	Associate	Chilean Pesos	12,383,516	16,765,170	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Trade payable	Current	Associate	Chilean Pesos	734,410	243,112	-	-
76.388.146-6	Operadora de Procesos S.A.	Trade payable	Current	Associate	Chilean Pesos	627,524	989,095	-	-
76.388.155-5	Servicios Integrales S.A.	Trade payable	Current	Associate	Chilean Pesos	38,933	50,143	-	-
Total						14,397,527	18,722,919	-	-

7.3
Transactions with related parties and impact on profit and loss

The operations and its impact on profit and loss are presented for the years ended March 31, 2017 and 2016, as follows:

Transactions
Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	3/31/2017	Impact to profit and loss (charge/credit)	3/31/2016	Impact to profit and loss (charge/credit)
						ThCh$	ThCh$	ThCh$	ThCh$
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Leases paid	Chilean pesos	Chile	-	-	890,000	(890,000)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Utilities Paid	Chilean pesos	Chile	-	-	571,626	(571,626)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Sale of goods	Chilean pesos	Chile	-	-	1,598	1,598
77.209.070-6	Viña Cousiño Macul S.A.	Common director	Merchandise buying	Chilean pesos	Chile	79,332	(79,332)	201,477	(201,477)
92.147.000-2	Wenco S.A.	Common director	Merchandise buying	Chilean pesos	Chile	858,021	(858,021)	968,042	(968,042)
92.147.000-2	Wenco S.A.	Common director	Sale of goods	Chilean pesos	Chile	8,092	8,092	-	-
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Leases collected	Chilean pesos	Chile	209,119	209,119	128,891	128,891
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Utilities collected	Chilean pesos	Chile	85,068	85,068	1,595	1,595
78.410.320-K	Imp y Comercial Regen Ltda.	Company’s Director	Merchandise buying	Chilean pesos	Chile	61,901	(61,901)	43,403	(43,403)
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Leases collected	Chilean pesos	Chile	68,639	68,639	78,242	78,242
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Sale of goods	Chilean pesos	Chile	7,269	7,269	7,991	7,991
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Common expenses collected	Chilean pesos	Chile	24,072	24,072	-	-
79.595.200-4	Adelco Santiago Ltda	Company, director relationship	Goods purchases	Chilean pesos	Chile	6,770	6,770	7,931	(7,931)
88.983.600-8	Teleductos S.A.	Common director	Leas collected	Chilean pesos	Chile	10,913	10,913	12,645	12,645
88.983.600-8	Teleductos S.A.	Common director	Services provided	Chilean pesos	Chile	111,172	(111,172)	332,918	(332,918)
92.491.000-3	Labsa Inversiones Ltda.	Company, director relationship	Leases paid	Chilean pesos	Chile	111,973	(111,973)	151,546	(151,546)
93.737.000-8	Manquehue Net S.A.	Common director	Services provided	Chilean pesos	Chile	2,084	(2,084)	5,737	(5,737)
96.566.940-K	Agencias Universales S.A.	Common director	Services provided	Chilean pesos	Chile	9,916	(9,916)	1,672	(1,672)
96.566.940-K	Agencias Universales S.A.	Common director	Sale of goods	Chilean pesos	Chile	5,622	5,622	1,981	1,981
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	134,541	(134,541)	111,976	(111,976)
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Common director	Leas collected	Chilean pesos	Chile	24,279	24,279	-	-
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Leases paid	Chilean pesos	Chile	9,915	9,915	-	-
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Common expenses collected	Chilean pesos	Chile	1,558	1,558	-	-
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services provided	Chilean pesos	Chile	20,623	20,623	21,062	21,062
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services received	Chilean pesos	Chile	698,760	(698,760)	477,292	(477,292)
96.628.870-1	Entel Telefon’a Local S.A.	Common director	Services provided	Chilean pesos	Chile	-	-	4,580	(4,580)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	103,378	(103,378)	135,207	(135,207)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	830,779	(830,779)	839,994	(839,994)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Lease collected	Chilean pesos	Chile	331,734	331,734	470,902	470,902
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	48,162	48,162	40,723	40,723
96.566.940-K	Cia Nacional de Telefonos,Telefònica del Sur S.A	Common director	Services provided	Chilean pesos	Chile	269	(269)	321	(321)
96.628.870-1	Industria Productos Alimenticios S.A.	Common director	Merchandise buying	Chilean pesos	Chile	314,246	(314,246)	166,630	(166,630)
79.675.370-5	Assets- Chile S.A	Common director	Sale of goods	Chilean pesos	Chile	-	-	1,425	1,425
70.649.100-7	Centros de Estudios Pùblicos	Company, director relationship	Services provided	Chilean pesos	Chile	-	-	162	(162)
O-E	JetAviation Flight Services Inc.	Company, director relationship	Services provided	US Dollar	Chile	293,124	(293,124)	229,256	(229,256)
92434000	Besalco S.A	Common director	Services provided	Chilean pesos	Chile	73	(73)	-	-
88.417.000-1	Sky Airline S.A.	Company, director relationship	Leases collected	Chilean pesos	Chile	-	-	5,682	5,682
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Financial retail income	Chilean pesos	Chile	4,741,908	4,741,908	4,801,441	4,801,441
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Cencosud Card sales	Chilean pesos	Chile	165,074,450	-	172,252,029	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Statements collection	Chilean pesos	Chile	279,590,192	-	249,284,855	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Leases collected	Chilean pesos	Chile	4,113	4,113	50,269	50,269
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	3,133	3,133	186,725	186,725
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	20,738	20,738	14,925	14,925
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Merchandise buying	Chilean pesos	Chile	210,886	210,886	83,602	83,602
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Financial retail income	Chilean pesos	Chile	22,145	22,145	47,883	47,883
76.388.155-5	Servicios Integrales S.A.	Associate	Merchandise buying	Chilean pesos	Chile	-	-	3,053	3,053
76.388.155-5	Servicios Integrales S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	-	-	28,970	28,970
76.388.155-5	Servicios Integrales S.A.	Associate	Financial retail income	Chilean pesos	Chile	22,145	22,145	47,883	47,883
76.388.146-6	Operadora de Procesos S.A.	Associate	Commissions payment	Chilean pesos	Chile	1,447,413	(1,447,413)	1,553,213	(1,553,213)
76.388.146-6	Operadora de Procesos S.A.	Associate	Financial retail income	Chilean pesos	Chile	1,694,282	1,694,282	1,982,086	1,982,086

7.4
Board of Directors and key management of the Company

The Board of Directors as of March 31, 2017 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Phillips	Director	National Public Accountant
Cristián Eyzaguirre Johnston	Director	Economist
Richard Büchi Buc	Director	Civil Engineer
David Gallagher Patrickson	Director	Businessman
Julio Moura Neto	Director	Engineer
Mario Valcarce Durán	Director	Commercial Engineer

Key management of the Company as of March 31, 2017 is composed of the following people:

Senior management	Position	Profession
Jaime Soler	Chief Executive Officer	Commercial Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Renato Fernández	Corporate Affairs Manager	Journalist
Antonio Ureta Vial	Home Improvement Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Rodrigo Larrain	Chief Financial Officer	Industrial Engineer
Ricardo Bennett	Department Store Managing Director	Industrial Engineer
Tomás Zabala	Corporate Strategy Manager	Industrial Engineer
Carlos Madina	Shopping Centers Managing Director	Business Administrator

7.5
Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 29, 2016, set the following amounts for the 2016 period:

●
Fees paid for attending Board sessions: payment of UF 330 each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year,
●
Fees paid for attending the Directors’ Committee: payment to each Director of UF 110 for each session they attend,

The details of the amount paid to Directors for the three months ended March 31, 2017 and 2016 are as follows:

Name	Role	March 31, 2017	March 31, 2016
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	52,259	50,925
Heike Paulmann Koepfer	Director	26,130	25,462
Peter Paulmann Koepfer	Director	26,130	25,462
Cristián Eyzaguirre Johnston	Director	26,130	25,462
Roberto Oscar Philipps	Director	34,839	33,950
David Gallagher Patrickson	Director	34,839	33,950
Julio Moura	Director	26,130	25,462
Richard Bûchi Buc	Director	34,839	33,950
Mario Valcarce Durán	Director	34,839	-
Total		296,135	254,623

7.6
Compensation paid to senior management

Key management compensation	March 31, 2017	March 31, 2016
	ThCh$	ThCh$
Salary and other short term employee benefits	1,193,534	1,358,707
Share based payments	779,824	732,630
Total	1,973,358	2,091,337

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

8
Inventory

The composition of this item as of March 31, 2017 and December 31, 2016 is as follows:

	As of
Inventory category	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Raw materials	4,168,070	4,740,484
Goods	1,332,552,430	1,293,309,256
Provisions	(147,659,169)	(148,763,726)
Total	1,189,061,331	1,149,286,014

The composition of inventories by business line as of March 31, 2017 and December 31, 2016 is as follows:

	As of March 31, 2017
Inventory category	Departmentstores	Supermarkets	Homeimprovement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	783,011	3,385,059	-	4,168,070
Goods	206,044,214	732,680,405	246,168,642	1,184,893,261
Total	206,827,225	736,065,464	246,168,642	1,189,061,331

	As of December 31, 2016
Inventory category	Departmentstores	Supermarkets	Homeimprovement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	1,164,458	3,576,026	-	4,740,484
Goods	192,143,210	697,409,780	254,992,540	1,144,545,530
Total	193,307,668	700,985,806	254,992,540	1,149,286,014

The Company periodically assesses its inventories at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued at the lower between their purchase price or production cost, net of allowance for obsolescence, and their net realizable value.

The carrying amount of inventories carried at March 31, 2017 and December 31, 2016 to its net realizable value less selling costs, provides for:

Current Inventories:

	Inventories at net realizableas of
Net realizable value movements	3/31/2017	12/31/2016
	ThCh$	ThCh$
Beginning Balance	49,219,377	66,062,640
Increase of Inventory to NRV (Net Realizable Value)	4,913,154	8,671,880
Decrease of Inventory to NRV (Net Realizable Value)	(3,437,454)	(25,515,143)
Total	50,695,077	49,219,377

Other information relevant to inventory:

	For the three months ended March 31,
Additional information inventory	2017	2016
	ThCh$	ThCh$
Cost of inventories recognized as expenses during the year	1,654,415,417	1,652,195,243

Provision movements:

	Balance as of
Provisions	3/31/2017	12/31/2016
	ThCh$	ThCh$
Beginning Balance	148,763,726	133,510,682
Amount of inventory reductions	-	16,568,409
Amount of reversals of inventory reductions	(1,104,557)	(1,315,365)
Total	147,659,169	148,763,726

The circumstances or events that led to the reversal of any write-down of inventories as of March 31, 2017 and December 31, 2016 relate mainly to settlements and auctions recovering amounts higher than the estimated net realizable value for inventories.

The Company has not given inventories as collaterals at the end of the periods reported.

9.
Intangible assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of March 31, 2017 and December 31, 2016 is as follows:

	As of
Intangibles assets other than goodwill net	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Finite life intangible assets, net	142,203,131	140,640,088
Indefinite life intangible assets, net	271,150,239	267,528,026
Intangible assets, net	413,353,370	408,168,114

Patents, Trade Marks and Other Rights, Net	271,150,239	267,528,026
Software (IT)	110,544,151	109,301,075
Other Identifiable Intangible Assets, net (*)	31,658,980	31,339,013

Identifiable Intangible Assets, Net	413,353,370	408,168,114

	As of
Intangibles assets other than goodwill gross	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Finite life intangible assets, Gross	300,935,452	291,475,386
Indefinite life intangible assets, Gross	271,150,239	267,528,026

Intangible Assets, Gross	572,085,691	559,003,412

Patents, Trade Marks and Other Rights, Gross	271,150,239	267,528,026
Software (IT)	248,157,564	239,383,522
Other Identifiable Intangible Assets, Gross (*)	52,777,888	52,091,864

Identifiable Intangible Assets, Gross	572,085,691	559,003,412

	As of
Accumulated amortization and value impairment	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Finite life intangible assets	(158,732,321)	(150,835,298)
Indefinite life intangible assets	-	-

Intangible Assets, Gross	(158,732,321)	(150,835,298)

Software (IT)	(137,613,413)	(130,082,447)
Other Identifiable Intangible Assets (*)	(21,118,908)	(20,752,851)

Accumulated amortization and value impairment	(158,732,321)	(150,835,298)

(*) Other identifiable intangible assets mainly correspond to customer’s data base.

The Group performs an annual recoverability analysis, according to the described criteria in note 2.11 “under Impairment loss of non-financial assets IAS 36 “impairment of assets.”.

The detail of the useful lives applied to intangible assets as of March 31, 2017 and December 31, 2016 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Development costs	1	7
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The movement of intangible assets for the three months ended March 31, 2017 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2017	267,528,026	109,301,075	31,339,013	408,168,114
Additions	-	8,375,481	-	8,375,481
Retirements	-	(550,264)	-	(550,264)
Amortization	-	(7,530,966)	(366,057)	(7,897,023)
Decrease in foreign exchange	3,622,213	948,825	686,024	5,257,062
Balance at March 31, 2017	271,150,239	110,544,151	31,658,980	413,353,370

The movement of intangible assets as of and for the year ended December 31, 2016 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2016	267,839,511	103,417,708	30,492,198	401,749,417
Additions	-	37,671,772	-	37,671,772
Retirements	-	(1,517,096)	-	(1,517,096)
Amortization	-	(29,772,784)	(1,335,738)	(31,108,522)
Decrease in foreign exchange	(311,485)	(498,525)	2,182,553	1,372,543
Balance at December 31, 2016	267,528,026	109,301,075	31,339,013	408,168,114

The detail of the amounts of identifiable intangible assets that are individually significant as of March 31, 2017 and December 31, 2016 is as follows:

Individually significant identifiable Intangible assets	Book Value March 2017	Book Value December 2016	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	120,754,313	120,754,313	Indefinite	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	32,698,606	31,840,410	Indefinite	Peru	Supermarkets
Metro Brand	71,342,413	69,469,986	Indefinite	Peru	Supermarkets
Bretas Brand	17,772,191	17,255,743	Indefinite	Brazil	Supermarkets
Perini Brand	795,773	772,648	Indefinite	Brazil	Supermarkets
Prezunic Brand	12,113,731	11,761,714	Indefinite	Brazil	Supermarkets
Total	271,150,239	267,528,026

The charge to the profit and loss statement for amortization of intangibles for the three months ended March 31, 2017 and 2016 are detailed below:

	For the three months ended March 31,
Item line in statement of profit and loss which includes amortization of identifiableIntangible assets	2017	2016
	ThCh$	ThCh$
Administrative expenses	7,897,023	6,105,968
Total	7,897,023	6,105,968

As of March 31, 2017 and December 31, 2016, there are no relevant intangible assets encumbered. There are also no restrictions on ownership of them.

As of March 31, 2017 and December 31, 2016, there are no commitments to acquire intangible assets.

No significant intangible assets that have been fully amortized are in use as of As of March 31, 2017 and December 31, 2016.

10

Goodwill

The goodwill represents the excess of the acquisition cost, over the fair value of the Group’s interest in the identifiable net assets of the subsidiary/associate as of the date of acquisition. Goodwill is allocated to each store or group of stores, as appropriate, in each country and operating segment (CGUs cash generating units).

10.1
Measuring recoverable value of the Goodwill,

Goodwill is assessed at least annually. Valuations at interim periods could be done, if there are any signs that the carrying value of our goodwill may not be recoverable. These signs may include a significant change in the economic environment affecting business, new laws, operating performance indicators, competition movements, or the transfer of an important part of a cash-generating unit (CGU).

To check whether goodwill has suffered an impairment loss of value, the company compares the carrying amount of the assets, against their recoverable value. We may recognize an impairment loss if the carrying amount of the asset excess its recoverable amount. The Group believes that value in use approach using the discounted cash flow method, is the most reliable way to determine the recoverable value of the CGU method.

Reversal of an impairment loss for goodwill is prohibited.

10.2
Goodwill by segment and country,

The following table details goodwill balances and movements by operating segment and country as of March 31, 2017 and December 31, 2016:

Goodwill per operating segment and country	As of December, 2016	Impairment	Increase (decrease) foreign exchange	As of March, 2017
	ThCh$		ThCh$	ThCh$
Real Estate?& Shopping?Argentina?	89,569	-	1,610	91,179
Supermarkets—Chile	106,991,957	-	-	106,991,957
Supermarkets—Brazil	397,062,475	-	11,776,476	408,838,951
Supermarkets—Peru	264,355,612	-	7,042,777	271,398,389
Supermarkets— Colombia	439,366,277	-	19,971,195	459,337,472
Financial services – Colombia	52,305,509	-	2,377,523	54,683,032
Shopping Centers – Colombia	31,383,305	-	1,426,514	32,809,819
Home Improvement—Argentina	1,377,864	-	24,767	1,402,631
Home Improvement—Chile	1,227,458	-	-	1,227,458
Department stores—Chile	138,159,463	-	-	138,159,463

Total	1,432,319,489	-	42,620,862	1,474,940,351

The following table details goodwill balances and movements by operating segment and country as of December 31, 2015 and December 31, 2016:

Goodwill per operating segment and country	As of December, 2015	Impairment	Increase (decrease) foreign exchange	As of December, 2016
	ThCh$		ThCh$	ThCh$
Real Estate?& Shopping?Argentina?	115,986	-	(26,417)	89,569
Supermarkets—Chile	106,991,957	-	-	106,991,957
Supermarkets—Brazil	343,976,582	-	53,085,893	397,062,475
Supermarkets—Peru	275,687,596	-	(11,331,984)	264,355,612
Supermarkets— Colombia	439,366,277	-	-	439,366,277
Financial services – Colombia	52,305,509	-	-	52,305,509
Shopping Centers – Colombia	31,383,305	-	-	31,383,305
Home Improvement—Argentina	2,477,939	-	(1,100,075)	1,377,864
Home Improvement—Chile	1,227,458	-	-	1,227,458
Department stores—Chile	138,159,463	-	-	138,159,463

Total	1,391,692,072	-	40,627,417	1,432,319,489

10.3 Key assumptions for the 2016 test

a)
Discount rate

The real discount rate applied to annual test conducted in September 2016, was estimated based on an average cost of capital rate historical data, with a leverage of 31% and considering as reference the major competitors in the industry. Different discount rates are used in each of the countries where the Company operates depending on the associated risk. See table below:

	2016

Segment and Country	Chile	Argentina	Peru	Colombia	Brazil
	%	%	%	%	%
Supermarkets	9.01	-	10.08	9.44	9.97
Home Improvement	8.41	-	-	-	-
Department stores	8.84	24.84	-	-	-

b)
Other assumptions

The Group has defined a financial model which considers the revenues, expenditures, cash flow balances, net tax payments and capital expenditures on a five years period (2017-2021), and perpetuity beyond this tranche. As an exception, the Supermarkets – Colombia segment has been forecasted in an eight years horizon, as a result of the recent inclusion of the Jumbo and Metro brands. These brands are on a pathway to maturity and they have extended room for increase their sales by square meter, getting close to regional and local averages.

The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of CGU and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate from 0% to 5% annual average for the first five year of the projections and the terminal growth rates are between 0.5% and 1%, beyond fifth year, taking into account the maturity of each segment. Higher growth rates may be assigned depending on the business performance in each country, and their periods of stabilization and maturity.

The most sensitive variables in these projections are the discount rates applied in determining the net present value of projected cash flows, operating costs, and market prices of the goods and services traded.
Sensitizations tests were applied for the group of CGUs, (considering the following reasonable scenarios:

●
EBITDA margin would have been 5% lower, than management´s estimates, or
●
Perpetuity growth rate would have been 10% lower, than management´s estimates, or
●
the estimated cost of capital used in determining the discount rate, would have been 5% higher, than management´s estimates,

After considering the mentioned scenarios in isolation, there were no reasonably possible changes in any of the key assumptions that would have resulted in an impairment write-down.
As of March 31, 2017 the Company has not identified any signs that could indicate that the carrying amount of the goodwill may not be recoverable. There have been no significant changes from the date of our annual 2016 impairment test.

11
Property, plant and equipment

11.1
The composition of this item as of March 31, 2017 and December 31, 2016 is as follows:

	As of
Property, plant and equipment categories, net	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Construction in progress	74,774,112	66,402,237
Land	656,757,938	659,605,782
Buildings	1,068,317,050	1,048,864,332
Plant and equipment	228,239,358	226,080,180
Information technology equipment	37,584,566	36,328,354
Fixed installations and accessories	312,084,747	319,768,058
Motor vehicles	678,024	670,349
Leasehold improvements	210,509,466	212,594,588
Other property plant and equipment	8,279,857	8,479,693
Totals	2,597,225,118	2,578,793,573

	As of
Property, plant and equipment categories, gross	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Construction in progress	74,774,112	66,402,237
Land	656,757,938	659,605,782
Buildings	1,330,988,851	1,299,194,334
Plant and equipment	612,010,352	601,670,994
Information technology equipment	159,337,868	152,482,771
Fixed installations and accessories	790,129,158	767,264,238
Motor vehicles	5,240,422	5,099,000
Leasehold improvements	336,667,293	308,250,531
Other property plant and equipment	13,588,475	13,779,119
Totals	3,979,494,469	3,873,749,006

	As of
Accumulated depreciation and impairment of property, plant and equipment	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Buildings	(262,671,801)	(250,330,002)
Plant and equipment	(383,770,994)	(375,590,814)
Information technology equipment	(121,753,302)	(116,154,417)
Fixed installations and accessories	(478,044,411)	(447,496,180)
Motor vehicles	(4,562,398)	(4,428,651)
Leasehold improvements	(126,157,827)	(95,655,943)
Other property plant and equipment	(5,308,618)	(5,299,426)
Totals	(1,382,269,351)	(1,294,955,433)

11.2  The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life	Maximum life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements	Useful Life (years)	According to contract length
Other property plant and equipment	Useful Life (years)	3	15

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual period. The Company has determined that there are no significant changes in the estimated useful lives for the reported periods.

11.3  Reconciliation of changes in property, plant and equipment

The following chart shows a detailed roll-forward of changes in property, plant and equipment, by class between January 1, 2017 and March 31, 2017:

Movement for the three months ended March 31, 2017	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2017	66,402,237	659,605,782	1,048,864,332	226,080,180	36,328,354	319,768,058	670,349	212,594,588	8,479,693	2,578,793,573
Changes
Additions	17,033,447	1,129,900	1,837,571	8,248,717	3,285,282	6,982,480	54,471	474,591	798,620	39,845,079
Removal	(9,923)	-	(200,913)	(93,826)	(400)	(42,823)	-	(41,937)	-	(389,822)
Depreciation expenses	-	-	(8,090,598)	(13,083,933)	(4,205,994)	(18,307,873)	(60,369)	(8,451,247)	(9,192)	(52,209,206)
Increase (decrease) for revaluation charged to equity	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign exchange	2,027,302	12,186,470	21,694,062	3,480,704	369,918	3,327,112	13,573	5,239,831	(989,264)	47,349,708
Transfer to (from) non—current assets and disposal groups held for sale	-	(16,164,214)	-	-	-	-	-	-	-	(16,164,214)
Other increase (decrease)	(10,678,951)	-	4,212,596	3,607,516	1,807,406	357,793	-	693,640	-	-
Total changes	8,371,875	(2,847,844)	19,452,718	2,159,178	1,256,212	(7,683,311)	7,675	(2,085,122)	(199,836)	18,431,545
Final balance as of March 31, 2017	74,774,112	656,757,938	1,068,317,050	228,239,358	37,584,566	312,084,747	678,024	210,509,466	8,279,857	2,597,225,118

The following chart shows a detailed roll-forward of changes in property, plant and equipment, by class between January 1, 2016 and December 31, 2016:

Movement for the year ended December 31, 2016	Construction In progress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2016	63,017,895	725,437,554	1,075,995,255	246,716,665	32,046,485	343,696,782	577,489	202,460,078	21,542,427	2,711,490,630
Changes
Additions	112,960,591	2,637,687	14,673,368	27,951,919	4,281,236	19,393,558	64,748	9,534,011	894,142	192,391,260
Decrease derived from loss of control in subsidiaries	(26,452)	-	(294,862)	(36,007)	(34,940)	-	-	-	-	(392,261)
Transfers to (from) investment properties	(6,299,632)	(41,143,628)	(1,890,902)	(733,140)	224,296	(756,374)	-	-	(3,306,574)	(53,905,954)
Retirements	(227,085)	(992,318)	(5,922,284)	(5,606,035)	(567,568)	(298,660)	-	(212,866)	(2,259,506)	(16,086,322)
Depreciation expenses	-	-	(31,219,656)	(52,165,648)	(14,005,719)	(67,906,543)	(221,744)	(30,452,796)	(632,791)	(196,604,897)
Increase (decrease) for revaluation charged to equity	-	18,435,465	-	-	-	-	-	-	-	18,435,465
Impairment losses recognized in results	-	(2,639,637)	-	-	-	-	-	-	-	(2,639,637)
Decrease (increase) in foreign exchange	(2,225,068)	(14,638,273)	(21,515,463)	(718,868)	(919,762)	(2,617,885)	(25,217)	14,468,605	(2,343,689)	(30,535,620)
Transfer to non—current assets and disposal groups held for sale	-	(27,520,057)	(9,440,631)	(537,066)	(1,684)	(445,337)	-	-	(5,414,316)	(43,359,091)
Other increase (decrease) [1]	(100,798,012)	28,989	28,479,507	5,095,507	15,306,010	13,178,168	275,073	38,434,758	-	-
Total changes	3,384,342	(65,831,772)	(27,130,923)	(26,749,338)	4,281,869	(39,453,073)	92,860	31,771,712	(13,062,734)	(132,697,057)
Final balance as of December 31, 2016	66,402,237	659,605,782	1,048,864,332	219,967,327	36,328,354	304,243,709	670,349	234,231,790	8,479,693	2,578,793,573

[1] It corresponds to in-process assets that are being transferred to definitive assets. As a result of that, asset classes are offset.

11.4
The Company has traditionally maintained the policy to carry out all the necessary work in response to the opportunities and changes experienced in domestic and regional markets where the Company operates, to capture the best opportunities and results for each of its business units.

The cost includes disbursements directly attributable to the acquisition or construction of an asset, as well as interests from related financing in the case of qualifying assets.

11.5
Borrowing costs:

The company incorporates borrowing costs that are directly attributable to the acquisition, construction or production of a qualified asset during the period to complete and prepare the asset for its intended use.

As of March 31, 2017, and December 31, 2016, there is no capitalization of borrowing costs.

11.6
Assets granted

As of March 31, 2017 and December 31, 2016, properties, plant and equipment granted as security amounted ThCh$ 4,116,768 and ThCh$ 3,867,501, respectively. Nevertheless, there are no restrictions on ownership of assets. Nevertheless, there are no restrictions on transfer of assets.

11.7
Commitments to acquire assets

As of March 31, 2017 and December 31, 2016, there are commitments to acquire property, plant and equipment of ThCh$ 88,314,962, and of ThCh$ 86,104,812, respectively.

11.8
Assets out of service

As of March 31, 2017 and December 31, 2016, there are no essential elements or assets that are temporarily out of service. The property, plant and equipment mainly relate to stores and operating fixed assets to enable the performance of the retail business every day of the year, except when there are restrictions for public holidays established in each country.

11.9
Assets fully depreciated

In view of the nature of the retail business, the Company has no significant assets that are fully depreciated and that are in use as of March 31, 2017 and December 31, 2016. These assets relate mainly to minor equipment such as scales, furniture, computers, cameras, lighting and others. The retail business assets are depreciated based on the term of the lease agreement.

11.10
Impairment losses

Assets subject to amortization are tested for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recovered. It recognizes an impairment loss when the carrying amount is greater than its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable cash flows exist separately. As discussed below, the Company has recognized an impairment loss, related to property, plant and equipment, in the amount of ThCH$ 2,639,637 for the period ended December 31, 2016. No impairment related to property, plant and equipment was recorded for the periods ended December 31, 2015 and 2014.

During 2016, the Company has initiated a detailed plan for a non-strategic sale of assets in Chile. These assets were previously classified within the property, plant and equipment category.

International Financial Reporting Standard IFRS 5 "Assets Held for Sale" indicates that the assets of a company must be classified according to the use or destination that the company decides to give them. Accordingly, these assets must be reclassified as a consequence of a change of plans by management, since the intention of the company is to realize the sale of such assets within a period not exceeding one year.

In order to comply with IFRS5, the market value obtained by management was compared with the book value of the assets included in the sales plan. From this comparison, it was verified that in eight of the locations in the process of commercialization, the book value exceeds its recoverable value amounted to ThCh $ 2,639,637, proceeding to record the impairment prior to reclassification to assets held for sale. Assets held for sale at December 31, 2016 amounts to carrying value of ThCh $ 10,883,992, recoverable amount of ThCh $ 8,244,355 and related impairment of ThCh $ 2,639,637.

Management has determined the fair value of each asset held for sale, based on market information. The best evidence of fair value is current prices in an active market for similar properties. Where such information is not available management consider information from a variety of source including current prices in an active market for properties of different nature or recent prices of similar properties in less active markets, adjusted to reflect those differences. The key input under this approach is the price per square meter from recent sales. These values were determined using level II inputs in accordance with the definitions of IFRS 13.

11.11
Property Plant and Equipment components:

The main items that compose each asset class are:
Plant and equipment: presented in this asset class are primarily properties used in the operation of retail business such as mixers, sausages portioning machines, system ready meals, frozen island, cold containers, and refrigerated display cases, forming bread ovens, blender, among others.

Equipment for information technology: correspond to items such as computers, printers, notebook, labeling, scanner, clock control, price inquiries and servers, among others.

Fixed installations and accessories: presented in this asset class are expenditures to enable operations of stores, such, ceilings, floors, wall finishes, lighting the sky, smoke detectors, sprinklers, air ducts and heating, communications networks , escalators, elevators, hoists, electrical substation and central air conditioning among others.

Leasehold improvements: presented in this asset class are disbursements associated with enabling or leased store improvements such as remodeling of facades, finishes, floors, ceilings and walls among others.
Other property, plant and equipment: mainly corresponds to fixed assets in transit and assets acquired under finance lease.

11.12
Property Plant and Equipment valuation

During 2016, several pieces of land, included within the Propertiy, plant and equipment item amounting a historical cost of ThCh $ 23.527.099 were revalued. Such revaluation was made as required by IAS 40 prior to the transfer of such assets from property, plant and equipment to investment property. In order to determine the amount of the revaluation, the fair value of the mentioned land pieces was determined by management, with experience in the localities and category of the appraised properties.

The revaluation implied a net increase in the value of property, plant and equipment amounted to ThCh $ 18,435,465 credited to equity through other comprehensive income in 2016.

As of March 31, 2017 and December 31, 2016, Cencosud maintains a total of 1,171 stores located in Chile, Argentina, Peru, Brazil and Colombia. A total of 444 of those locations are stores operated on their own land, classified under the item "Properties, plants and equipment".

As of December 31, 2016, of a sample of 103 own land locations were tested to compare their book values against their market values, in order to know the reasonableness of the book values measured by the accounting policy under the cost method. In this comparison, it was verified that the market value, in an average, is 45% higher than the book value of such assets, with the exception of Argentina, where this percentage is significantly increased by the effects of local inflation presented during recent years.

The methodology used in determining the market value assumes that the values assigned are representative of the most likely transaction values that an independent buyer is willing to pay at the valuation date.

11.13
Property Plant and Equipment components:

The main items that compose each asset class are:
Plant and equipment: presented in this asset class are primarily properties used in the operation of retail business such as mixers, sausages portioning machines, system ready meals, frozen island, cold containers, and refrigerated display cases, forming bread ovens, blender, among others.

Equipment for information technology: correspond to items such as computers, printers, notebook, labeling, scanner, clock control, price inquiries and servers, among others.

Fixtures and fittings: presented in this asset class are expenditures to enable operations of stores, such, ceilings, floors, wall finishes, lighting the sky, smoke detectors, sprinklers, air ducts and heating, communications networks , escalators, elevators, hoists, electrical substation and central air conditioning among others.

Leasehold improvements: presented in this asset class are disbursements associated with enabling or leased store improvements such as remodeling of facades, finishes, floors, ceilings and walls among others. Other property, plant and equipment: mainly corresponds to fixed assets in transit and assets acquired under finance lease.

12
Investment properties

12.1
The roll-forward of investment properties as of March 31, 2017 and December 31, 2016 is the following:

	As of
Roll-forward of investment properties, net, fair value method	March 31, 2017	December 31, 2016
	ThCh$	ThCh$
Investment properties, net, initial value	2,081,694,027	1,807,095,204
Effect of fair value in profit or loss	26,614,201	287,519,826
Additions	1,818,907	1,225,878
Transfer from owner-occupied property, investment property, cost model	-	53,905,954
Transfer to assets classified as “held for sale”	-	(2,939,242)
Retirements, Fair Value Method	(3,563,885)	(3,579,094)
Increase (decrease) in foreign exchange rate	12,434,723	(61,534,499)
Changes in Investment Properties, Total	37,303,946	274,598,823
Investment Properties Final Balance	2,118,997,973	2,081,694,027

12.2
Income and expense from investment properties

	For the three months ended
Roll-forward of investment properties, net fair value method	March 31, 2017	March 31, 2016
	ThCh$	ThCh$
Revenue from Investment Property Leases	59,483,158	54,003,766
Direct operating expenses of Investment Properties which generate lease revenue	13,131,973	11,817,321

12.3
As of March 31, 2017 and December 31, 2016, investment properties are not encumbered,

12.4
As of March 31, 2017 there are commitments to acquire investment properties by ThCh$ 4,430,051 (ThCh$ 4,331,676 as of December 31, 2016),

12.5
There are no restrictions on ownership of assets,

12.6
Investment Properties

At March 31, 2017 and December 31, 2016, these assets are valued using the fair value model. The methodology used in the valuation of these assets and significant assumptions used are described in note 4.1.. The Costanera Center project corresponds to assets that have been classified as investment property. The shopping mall is in operation since June, 2012. First 15,000 square meters of tower 2 and 4 were allowed to be leased as commercial offices by the municipality authority from August 2015.

13
Other financial liabilities, current and non-current

The composition of this item as of March 31, 2017 and December 31, 2016 is the following:

13.1
Types of interest bearing (accruing) loans

	Balance as of 3/31/2017		Balance as of 12/31/2016
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	244,555,004	199,969,698	215,393,417	206,299,337
Bond debt (2)	109,291,538	2,608,318,115	127,530,284	2,618,875,407
Other loans—leases	2,701,004	19,253,821	2,713,893	19,256,643
Other financial liabilities (forward)	1,845,932	-	-	-
Other financial liabilities (hedge derivatives) (3)	6,194,771	12,647,172	4,151,393	12,441,477
Time deposits (4)	54,486,946	44,713,727	56,113,724	45,030,033
Term savings accounts	9,787	-	15,224	-
Debt purchase Bretas	-	1,834,202	-	1,722,769
Other Financial liabilities—other	2,401,062	-	2,091,081	-
Totals Loans	421,486,044	2,886,736,735	408,009,016	2,903,625,666

(1)
Bank loans correspond to loans taken out with banks and financial institutions,
(2)
Bond debt corresponds to bonds placed in public securities markets or issued to the public in general,
(3)
Other financial liabilities (hedge derivatives) includes cross currency swaps, interest rate swaps and forward contracts.
(4)
Time deposits are the main funding source of the subsidiary Banco Cencosud Peru.

13.2
Restrictions

Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests, As of March 31, 2017 and December 31, 2016 the Company was in compliance with all financial debt covenants subscribed.

14
Provisions and other liabilities

14.1
Provisions

The composition of this item as of March 31, 2017 and December 31, 2016 is as follows:

	As of
Accruals and provision	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
	Current		Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision (1)	10,691,944	10,340,136	59,973,249	58,005,001
Onerous contracts provision (2)	1,433,341	1,439,298	9,902,080	10,251,159
Total	12,125,285	11,779,434	69,875,329	68,256,160

(1)
The nature of these obligations is as follows:

Civil provision: This primarily corresponds to civil and commercial trials that mainly deal with claims from customers, defects in products, accidents of customers in the stores and law suits related with customer service.

Labor provision: This primarily corresponds to staff severance indemnities and salary disputes from former employees.

Tax provision: This primarily corresponds to tax claims in the countries in which the Company operates.

The following table shows the civil, labor and tax proceedings faced by the Company and its subsidiaries (by country). The proceedings comprising each category are those that present probable occurrence likelihood and the amount of loss can be quantified or estimated.

	Provision Legal Claims (2)				Exposure
	Civil	Labor	Tax	Total	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total as of March 31,2017	28,967,404	20,645,304	21,052,485	70,665,193	10,691,944	59,973,249
Total as of December 31,2016	28,708,673	21,405,740	18,230,724	68,345,137	10,340,136	58,005,001

Provision By Country	March 31, 2017 ThCh$	December 31, 2016 ThCh$
Chile	15,357,517	15,351,464
Argentina	19,678,944	19,260,544
Brazil	30,476,940	29,078,658
Peru	915,754	673,291
Colombia	4,236,038	3,981,180
Total Provision	70,665,193	68,345,137

(2) Provisions for onerous contracts

The provisions recorded under this concept correspond mainly to the excess over the fair value payable related to onerous lease contracts recorded in business combinations of the previous periods.

14.2
Movement of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2017	68,345,137	11,690,457	80,035,594
Movements in Provisions:
Creation of additional provisions	1,828,225	-	1,828,225
Increase (decrease) in existing provisions	561,550	(355,036)	206,514
Application of provision	(850,675)	-	(850,675)
Reversal of non-used provisions	(634,456)	-	(634,456)
Increase (decrease) in foreign exchange rate	1,415,412	-	1,415,412
Changes in provisions, total	2,320,056	(355,036)	1,965,020
Total provision, closing balance as of March 31, 2017	70,665,193	11,335,421	82,000,614

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2016	77,816,222	16,014,325	93,830,547
Movements in Provisions:
Creation of additional provisions	8,075,575	-	8,075,575
Increase and decrease in existing provisions	578,142	(4,323,868)	(3,745,726)
Application of provision	(12,127,645)	-	(12,127,645)
Reversal of unused provision	(2,504,731)	-	(2,504,731)
Increase (decrease) in foreign exchange rate	(3,492,426)	-	(3,492,426)
Changes in provisions, total	(9,471,085)	(4,323,868)	(13,794,953)
Total provision, closing balance as of December 31, 2016	68,345,137	11,690,457	80,035,594

15
Net equity

The objectives of the Cencosud Group regarding capital management are to safeguard its capacity to continue as a going concern, ensuring appropriate returns for its shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

Capital management

The Group’s objective regarding capital management is to safeguard the capacity to continue ensuring appropriate returns for the shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

In line with the industry, we monitor our capital using a leverage ratio calculation. This ratio is calculated by dividing net financial debt by total equity. We define net financial debt as total financial liabilities (a) less (i) total cash and cash equivalents, (ii) total other financial assets, current and non-current, and (iii) other financial liabilities, current and non-current, from Banco Paris and Banco Peru, (b) plus (i) cash and cash equivalents from Banco Paris and Banco Peru and (ii) total other financial assets, current and non-current, from Banco Paris and Banco Peru. Total financial liabilities is defined as Other financial liabilities, current, plus Other financial liabilities, non-current.

In accordance with the above, we combine different financing sources, such as: capital increases, operating cash flows, bank loans and bonds.

15.1
Paid-in capital

As of June 22, 2012, the Company proceeded to increase the authorized Capital through the issuance of 270,000,000 of shares, without a par value and in a unique series, as agreed at the shareholders meeting held on April 29, 2011 which complemented and modified preliminary agreements made at extraordinary shareholders meetings on March 1, 2012 and May 15, 2012. 27,000,000 shares out of the capital increase were set aside to offer them in a stock option plan for the Company’s upper management.

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was ThCh$ 3,555.56. The final issue share price was ThCh$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs) and the remaining 210,507,000 shares were issued in the local market in Chile.

At the extraordinary shareholders meeting held on November 20, 2012, the shareholders agreed to increase capital by ThCh$835,000,000 through the issuance of 332,987,717 of shares in one series and without a par value. 10% of the total issuance was set aside to offer them in a stock option plan for employees, the remaining of the shares was offered to the Company’s shareholders.

The following table shows the movement of the fully paid shares described above between January 1, 2016 and March 31, 2017:

Movement of paid shares	No of shares	Shares Issuances (Th$)	Shares premium (Th$)

Paid shares as of January 1, 2016	2,828,723,963	2,321,380,936	526,633,344
Stock options issuance 2016	33,812,984	99,183,799	(65,331,247)
Paid shares as of December 31, 2016	2,862,536,947	2,420,564,735	461,302,097
Paid shares as of January 1, 2017	2,862,536,947	2,420,564,735	461,302,097
Paid shares as of March 31, 2017	2,862,536,947	2,420,564,735	461,302,097

15.2
Authorized shares

The following table shows the movement of the fully authorized shares between January 1, 2016 and March 31, 2017:

Movement of authorized shares	No of Shares

Authorized shares as of January 1, 2016	2,889,022,734
Expired shares as of April 29, 2016	(13,264,341)
Authorized shares as of December 31, 2016	2,875,758,393
Authorized shares as of January 1, 2017	2,875,758,393
Authorized shares as of March 31, 2017	2,875,758,393

As of March 31, 2017 and December 31, 2016, 13,221,446 issued shares were pending of subscription and payment, of which expiration will be on November 20, 2017.

15.3  Dividends

The dividend distribution policy adopted by Cencosud S,A, establishes the payment of dividends of 30% of the distributable net profits.

In relation to SVS Ruling No. 1945, on October 29, 2010, the Company’s Board of Directors agreed that the net distributable profits for the year 2010 and following years will be the figure reflected in the financial statements as “profit for the year attributable controlling shareholders”, excluding the unrealized result for fair value appraisal of investment properties, net of deferred taxes.

On April 29, 2016, the Ordinary Shareholders Meeting agreed on distributing a definitive dividend in relation to the profits of 2015 amounted to Ch$ 73,684,179,628, which represents about to 80.55% of the distributable profit. This also represents a dividend of Ch$ 25.92268 per share. The aforementioned distribution of profits shall be made by: (i) the distribution of an additional dividend in the amount of $ 10 per share; plus (ii) the distribution of an interim dividend of $ 16 per share already paid from December 4, 2015.

In addition, the Shareholders Meeting approved an extraordinary dividend in the amount of $ 50 per share, chargeable to retained earnings from previous years, reducing the reserve fund for future dividends amounted to Ch$ 142,122,981,100. The payment of the above dividend will be made from May 17, 2016.

On November 2, 2016, the Board of Directors agreed on distributing an interim dividend of Ch$20 per share in relation to the profits of 2016. This dividend was given to the shareholders order from December 7, 2016.

The company recorded a minimum dividend by Th$Ch$ 14,738,502 as of March 31, 2017 (Th$Ch$ 357,939 as of December 31, 2016). The total charge to equity as of March 31, 2017 amounted to ThCh$ 14,380,562 (ThCh$ 227,755,932 as of December 31, 2016).

15.4  Non-controlling interest

Details of the non-controlling interest as of March 31, 2017 and December 31, 2016 are as follows:

Equity:

	Non-controlling Interest Mar 31,	Non-controlling Interest Dec 31,	Balances as of,
	2017	2016	Mar 31, 2017	Dec 31, 2016
Company	%	%	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00004%	0.00004%	492	479
Mercado Mayorista P y P Ltda.	10.00000%	10.00000%	93,871	93,871
Easy Retail S.A.	0.07361%	0.07361%	16,582	18,795
Comercial Food and Fantasy Ltda.	10.00000%	10.00000%	(12,921)	-
Administradora del Centro Comercial Alto Las Condes Ltda.	55.00000%	55.00000%	(709,183)	(1,608,229)
Cencosud Retail S.A.	0.03760%	0.03760%	241,082	231,864
Jumbo Retail Argentina S.A.	0.07600%	0.07600%	48,530	54,816
Total			(321,547)	(1,208,404)

Results:

	Non-controlling Interest Mar 31,	Non-controlling Interest Dec 31,	Balances as of,
	2017	2016	Mar 31, 2017	Dec 31, 2016
Company	%	%	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00004%	0.00004%	13	9
Easy Retail S.A.	0.07361%	0.42500%	(2,214)	800
Comercial Food and Fantasy Ltda.	10.00000%	10.00000%	11,080	-
Administradora del Centro Comercial Alto Las Condes Ltda.	55.00000%	55.00000%	899,046	1,331,401
Cencosud Retail S.A.	0.03760%	0.03906%	9,215	11,488
Jumbo Retail Argentina S.A.	0.07600%	0.07600%	(7,088)	3,331
Total			910,052	1,347,029

16
Breakdown of significant results

The items by function from the Statements of Income are described as follows in 16,1, 16,2 y 16,3,

Expenses by nature of integral income by function	3-31-2017	3-31-2016

Cost of sales	1,785,921,395	1,765,306,972
Distribution cost	6,438,007	6,242,744
Administrative expenses	585,030,025	541,751,349
Other expenses by function	39,740,805	36,495,483
Total	2,417,130,232	2,349,796,548

16.1
Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

Expenses by nature	For the three months ended March 31
	2017	2016
	ThCh$	ThCh$
Cost of goods sold	1,654,415,417	1,652,195,243
Other cost of sales	131,505,978	113,111,729
Personnel expenses	356,332,965	324,051,034
Depreciation and amortization	60,106,229	51,280,017
Distribution cost	6,438,007	6,242,744
Other expenses by function	39,740,805	36,495,483
Cleaning	18,388,106	17,707,593
Safety and security	15,795,109	14,626,829
Maintenance	19,231,332	18,365,315
Professional fees	17,748,707	16,578,907
Bags for Customers	3,979,960	4,904,531
Credit card commission	25,002,124	23,397,692
Lease	49,431,123	47,510,269
Other	19,014,370	23,329,162
Total	2,417,130,232	2,349,796,548

16.2
Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

Personnel expenses	For the three months ended March 31
	2017	2016
	ThCh$	ThCh$
Salaries	278,186,828	254,825,533
Short-term employee benefits	67,391,379	61,683,110
Termination benefits	10,754,758	7,542,391
Total	356,332,965	324,051,034

16.3
Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

Depreciation and amortization	For the three months ended March 31
	2017	2016
	ThCh$	ThCh$
Depreciation	52,209,206	45,174,049
Amortization	7,897,023	6,105,968
Total	60,106,229	51,280,017

16.4
Other gains (losses)

Other gain (losses)	For the three months ended March 31
	2017	2016
	ThCh$	ThCh$
Complementary remittance tax	(1,179,553)	(1,197,646)
Wealth tax Colombia	(2,222,000)	(5,566,905)
Insurance claims	(1,912,891)	1,607,520
Sales of businesses and properties	144,105	9,547,202
Other net losses	2,492,676	(7,852,705)
Total	(2,677,663)	(3,462,534)

16.5
Other operating income

Other operating income	For the three months ended March 31
	2017	2016
	ThCh$	ThCh$
Sell Carton and Wraps	739,755	931,922
Recovery of fees	542,959	545,676
Increase on revaluation of Investment properties (see note 12.1)	26,614,201	37,958,719
Other Income	1,575,557	1,337,871
Total	29,472,472	40,774,188

16.6
Financial results

The following is the financial income detailed for the periods ended:

Financial results	For the three months ended March 31
	2017	2016
	ThCh$	ThCh$
Other finance income from investments	4,043,544	3,840,794

Financial Income	4,043,544	3,840,794

Bank loan expenses	(26,054,991)	(25,255,302)
Bond debt expenses	(34,621,531)	(36,048,575)
Interest on bank deposits	-	(452,093)
Valuation of financial derivatives	(5,941,246)	(7,567,481)

Financial Expenses	(66,617,768)	(69,323,451)

Results from UF indexed bonds in Chile	(2,858,616)	(3,325,580)
Results from UF indexed Brazil	(72,422)	(142,831)
Results from UF indexed Other	145,183	-

(Losses) gains from indexation	(2,785,855)	(3,468,411)

Financial debt IFC-ABN Argentina	(278,025)	(96,366)
Debt to the public Bonds and Banks (Chile)	31,917,132	38,721,668
Financial debt Peru	(79,111)	(243,029)
Financials Assets and Debts (Colombia)	55,847	143,331

Exchange difference	31,615,843	38,525,604

Financial results total	(33,744,236)	(30,425,464)

17
Corporate income tax

The charge (credit) to periodic results within the Interim consolidated statement of profit and loss by function related to the income tax amounts were M$ 35,915,116 as of March 31, 2017; and M$ 32,805,216, as of March 31, 2016, as the table below:

	March 31, 2017	March 31, 2016
Current and deferred income tax	ThCh$	ThCh$

Net current income tax expense	42,889,991	32,066,483
Previous year adjustment	(4,238,817)	2,718,420

Income tax expense	38,651,174	34,784,903

Deferred tax expense (income) due to taxes arising from the creation and reversal of temporary differences	(4,208,705)	(2,410,877)
Deferred expenses (income) due to taxes arising from the changes in tax rates or new rates	1,472,647	431,190

Deferred income tax expense	(2,736,058)	(1,979,687)

Net tax expense (income)	35,915,116	32,805,216

The following chart shows the reconciliation between the corporate income tax calculations resulting from the application of the legal and effective rates for the periods:

	For the three months ended, March 31
Reconciliation of income tax expense using the statutory rate to income taxexpense using the effective rate	2017	2016
	ThCh$	ThCh$
Income tax expense using the legal rate	26,518,075	34,040,173

Tax effect of rates in other territories	756,452	6,377,609
Tax effect on non-deductible expenses	2,286,212	2,690,697
Chile - Taxable effects from investment and equity	(750,317)	(733,968)
Tax rate effect of adjustments for current tax of prior periods	4,238,817	(2,718,420)
Colombia - Wealth tax (non-deductible)	933,592	2,226,762
Chile – Taxable fair value adjustments related to derivatives and stock options	(2,194,851)	1,556,536
Chile –not recognized provisional payment on absorbed profits (PPUA)	-	(6,349,176)
Colombia - Goodwill write off (Mercadefam 2014)	219,691	102,965
Colombia –Presumptive Income rate adjustment 9% (rate 34% and credit 25%)	-	406,776
Tax effect of changes in tax rates	(1,556,839)	431,190
Nontaxable profits from investments accounted for using the equity method.	(1,138,839)	(673,437)
Brazil – Tax losses valuation	11,558,786	-
Other (decrease) increase for legal tax	(4,955,663)	(4,552,491)

Adjustments to tax expenses using the legal rate, total….	9,397,041	(1,234,957)

Income tax expense using the effective rate	35,915,116	32,805,216

Main components of effective tax rate reconciliation include:

i.
During the third quarter 2016 Brazil has ceased the recognition of deferred tax asset over carry forward losses amounted to ChTh$ 11,558,785.

a)
Tax losses:

The Company has deferred assets for tax losses arising from the different countries where it has investments. These arise mainly in the retail and real estate areas, both in Chile and abroad. For the tax losses carry-forward obtained before January 1, 2017, there are no limits regarding their usage. Law 1,819 issued on December 2016 in Colombia, limits losses carry forward up to a maximum of 12 years, however, former losses are not limited to an specific period. Realization of tax losses is estimated based on the Group future projections.

b)
Reversal of asset and liability timing differences:

The reversal of asset and liability timing differences is directly related to the nature of the asset and liability accounts generating these differences. There is no set term for the reversal of timing differences, due to the reversal of some and the origin of others.

c)
Rate of income tax.

Chile

The current income tax rate in Chile that affects the Company is 24% (Dec 2016: 22.5%). Under the 2014 enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017, 2018 and following fiscal years, respectively, based on the adoption of the partially integrated system.

According to regulations applicable to open listed societies, the income tax system applicable by Cencosud is the partially integrated system.

Any other later effects have been recognized within the income statement.

Foreign subsidiaries

The rates that affect its foreign subsidiaries are: 35% in Argentina

Peru 29.5%. Peru enacted in law Nº 30.296 which pretended to envisage gradual reduction in taxes from 30% to 28% in 2015-2016, 27% in 2017-2018, and 26% from 2019 onwards. However, the mentioned reduction will not have any effect; being that Legislative Decree No. 1261 published on December 10, 2016 contemplates a rate of 29.5% effective from the 2016 financial year.

Colombia 40%. Law 1,739 issued on December 2014 modified the income tax for equity “CREE” tax [1] from a rate of 8% to 9%, beginning since 2016 financial year. Additional 5%, 6%, 8% y 9% rates were established in a temporary way for the 2015, 2016, 2017 y 2018 financial years respectively.

Law 1,819 issued on December 2016 eliminated the income tax for equity “CREE” tax (lately 6%), but simultaneously created a complementary income tax rate, defining a total 40% rate being that nominal income tax rate was already 34%.

Brazil remains with a 34% income tax rate.

[1] The CREE used to be a Colombian National tax which applies over profits and gains obtained by companies which are likely to enrich them. This tax replaced certain wage-based social contributions.

18
Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments,” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

18.1
Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basic on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail. There are no customers whose purchases represent more than 10% of the consolidated revenue, nor a specific business segment.

The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other”.

18.2  Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the three months ended March 31, 2017 and March 31, 2016 in thousands of Chilean pesos is the following:

Regional information by segment

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustment sand other	Consolidated total
For the quarter ended March 31, 2017	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	1,814,359,150	59,483,158	331,757,452	262,799,548	53,158,758	2,005,227	2,523,563,293
Cost of sales	(1,346,627,119)	(6,790,616)	(224,462,810)	(186,774,461)	(20,844,735)	(421,654)	(1,785,921,395)

Gross Margin	467,732,031	52,692,542	107,294,642		32,314,023	1,583,573	737,641,898

Other revenues by function	2,226,663	26,535,858	286,295	256,203	-	167,453	29,472,472
Sales, general and administrative expenses	(411,699,257)	(6,341,357)	(80,707,752)	(70,147,191)	(12,298,693)	(50,014,587)	(631,208,837)
Financial expenses, net	-	-	-	-	-	(62,574,224)	(62,574,224)
Participation in profit of equity method associates	42,781	-	-	-	4,466,037	-	4,508,818
Exchange differences	-	-	-	-	-	31,615,843	31,615,843
Losses from indexation	-	-	-	-	-	(2,785,855)	(2,785,855)
Other losses, net	(277,289)	-	(1,635,602)	-	-	(764,772)	(2,677,663)
Income tax expense	-	-	-	-	-	(35,915,116)	(35,915,116)

Net profit (loss)	58,024,929	72,887,043	25,237,583	6,134,099	24,481,367	(118,687,685)	68,077,336
Net profit (loss) from continued operations	58,024,929	72,887,043	25,237,583	6,134,099	24,481,367	(118,687,685)	68,077,336
Net profit (loss) from discontinued operations	-	-	-	-	-	-	-
Net profit (loss) of attributable to non-controlling interest	-	-	-	-	-	(910,052)	(910,052)

Net profit for the year attributable to controlling shareholders, Total	58,024,929	72,887,043	25,237,583	6,134,099	24,481,367	(119,597,737)	67,167,284
Depreciation and amortization	40,643,067	1,396,743	5,948,964	7,595,653	443,307	4,078,495	60,106,229

Consolidated statement of income	Supermarkets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
For the quarter ended March 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	1,813,974,167	54,003,766	324,368,894	247,215,355	39,733,346	2,588,712	2,481,884,240
Cost of sales	(1,350,118,155)	(5,556,222)	(215,805,344)	(179,512,697)	(13,255,733)	(1,058,821)	(1,765,306,972)

Gross Margin	463,856,012	48,447,544	108,563,550	67,702,658	26,477,613	1,529,891	716,577,268

Other income by function	2,466,271	37,836,338	103,863	124,352	(149)	243,513	40,774,188
Sales, general and administrative expenses	(378,004,290)	(6,261,099)	(74,357,921)	(67,394,237)	(12,336,195)	(46,135,834)	(584,489,576)
Financial expenses, net	-	-	-	-	-	(65,482,657)	(65,482,657)
Participation in profit of equity method associates	54,181	-	-	-	2,805,990	-	2,860,171
Exchange differences	-	-	-	-	-	38,525,604	38,525,604
Losses from indexation	-	-	-	-	-	(3,468,411)	(3,468,411)
Other gains (losses), net	-	-	-	-	-	(3,462,534)	(3,462,534)
Income tax expense	-	-	-	-	-	(32,805,216)	(32,805,216)

Net profit (loss)	88,372,174	80,022,783	34,309,492	432,773	16,947,259	(111,055,644)	109,028,837
Net profit (loss) from continued operations	88,372,174	80,022,783	34,309,492	432,773	16,947,259	(111,055,644)	109,028,837
Net profit (loss) from discontinued operations	-	-	-	-	-	-	-
Net profit (loss) of attributable to non-controlling interest	-	-	-	-	-	(1,347,029)	(1,347,029)

Net profit for the year attributable to controlling shareholders, Total	88,372,174	80,022,783	34,309,492	432,773	16,947,259	(112,402,673)	107,681,808
Depreciation and amortization	31,806,859	1,568,010	6,002,721	7,275,658	788,576	3,838,193	51,280,017

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

The financing policy of the Group has been historically getting financed and managing these resources through the Company Holding Cencosud S,A., the funds are subsequently transferred to other countries as required to finance the local investments. This policy aims to reduce the financial cost of the Group.

18.3  Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment

For the quarter ended March 31, 2017	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	630,335,950	36,208,796	135,890,474	247,384,026	38,546	1,629,542	1,051,487,334
Cost of sales	(462,731,602)	(2,190,160)	(99,905,096)	(173,871,770)	10,643	(20,118)	(738,708,103)

Gross margin	167,604,348	34,018,636	35,985,378	73,512,256	49,189	1,609,424	312,779,231

Argentina
Ordinary income, total	396,131,410	16,095,187	180,405,964	-	35,891,532	1,112,401	629,636,494
Cost of sales	(264,043,135)	(3,884,803)	(112,714,092)	-	(13,769,223)	(402,035)	(394,813,288)

Gross margin	132,088,275	12,210,384	67,691,872	-	22,122,309	710,366	234,823,206

Brazil
Ordinary income, total	403,439,464	-	-	-	833,384	-	404,272,848
Cost of sales	(321,854,791)	-	-	-	-	-	(321,854,791)

Gross margin	81,584,673	-	-	-	833,384	-	82,418,057

Peru
Ordinary income, total	200,435,117	4,941,874	-	15,415,522	15,049,599	200,678	236,042,790
Cost of sales	(152,557,861)	(652,751)	-	(12,902,691)	(7,086,156)	(3,430)	(173,202,889)

Gross margin	47,877,256	4,289,123	-	2,512,831	7,963,443	197,248	62,839,901

Ordinary income, total	184,017,209	2,237,301	15,461,014	-	1,345,697	(937,394)	202,123,827
Cost of sales	(145,439,730)	(62,902)	(11,843,622)	-	1	3,929	(157,342,324)

Gross margin	38,577,479	2,174,399	3,617,392	-	1,345,698	(933,465)	44,781,503

Gross margin by country and segment

For the quarter ended March 31, 2016	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	626,355,817	31,807,909	135,674,523	233,513,088	413,978	1,993,339	1,029,758,654
Cost of sales	(468,139,519)	(1,077,436)	(99,488,952)	(168,502,568)	29,867	(219,617)	(737,398,225)

Gross margin	158,216,298	30,730,473	36,185,571	65,010,520	443,845	1,773,722	292,360,429

Argentina
Ordinary income, total	409,606,067	15,713,620	173,389,012	-	22,991,018	653,519	622,353,236
Cost of sales	(278,107,393)	(3,718,751)	(104,822,121)	-	(7,134,755)	(183,838)	(393,966,858)

Gross margin	131,498,674	11,994,869	68,566,891	-	15,856,263	469,681	228,386,378

Brazil
Ordinary income, total	377,705,355	-	-	-	1,149,388	-	378,854,743
Cost of sales	(290,435,146)	-	-	-	-	-	(290,435,146)

Gross margin	87,270,209	-	-	-	1,149,388	-	88,419,597

Peru
Ordinary income, total	211,258,711	4,413,174	-	13,702,267	13,890,954	867,332	244,132,438
Cost of sales	(162,317,268)	(695,992)	-	(11,010,129)	(6,150,845)	(777,803)	(180,952,037)

Gross margin	48,941,443	3,717,182	-	2,692,138	7,740,109	89,529	63,180,401

Colombia
Ordinary income, total	189,048,217	2,069,063	15,305,359	-	1,288,008	(925,478)	206,785,169
Cost of sales	(151,118,829)	(64,043)	(11,494,271)	-	-	122,437	(162,554,706)

Gross margin	37,929,388	2,005,020	3,811,088	-	1,288,008	(803,041)	44,230,463

18.4
Regional information by segment: Total assets

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At March 31, 2017	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	159,029,259	3,615,929	6,279,757	49,405	498,180	41,257,950	210,730,480
Other financial assets, current	-	-	-	-	-	135,722,987	135,722,987
Other non-financial assets, current	17,806,241	1,156,405	3,029,056	1,190,502	14,492,822	2,372,650	40,047,676
Trade receivables and other receivables	243,187,297	25,002,531	49,916,431	23,311,369	450,882,930	18,666,060	810,966,618
Receivables due from related entities, current	-	-	-	-	19,752,035	-	19,752,035
Inventory	736,065,464	-	246,168,642	206,827,225	-	-	1,189,061,331
Current tax assets	21,289,312	11,076,321	13,948,283	14,362,650	3,727,351	28,367,601	92,771,518
Assets classified as held for sale, current	25,078,000	8,821,279	-	-	-	30,436,398	64,335,677
Total current assets	1,202,455,573	49,672,465	319,342,169	245,741,151	489,353,318	256,823,646	2,563,388,322

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	260,141,584	260,141,584
Other non-financial assets, non-current	41,846,144	7,745,218	2,941,037	1,697,221	8,641	-	54,238,261
Trade receivables and other receivables, non-current	3,438,728	-	11,966,537	-	-	-	15,405,265
Equity method investments	1,060,656	-	-	-	202,139,191	-	203,199,847
Intangible assets other than goodwill	199,533,196	432,171	11,421,870	159,930,203	172,260	41,863,670	413,353,370
Goodwill	1,246,566,769	32,900,998	2,630,089	138,159,463	54,683,032	-	1,474,940,351
Property, plant and equipment	1,612,260,422	415,342,744	292,200,323	253,213,838	1,651,165	22,556,626	2,597,225,118
Investment property	-	2,118,997,973	-	-	-	-	2,118,997,973
Income tax assets, non-current	82,341,785	194,325	785,153	4,509,476	-	10,088	87,840,827
Deferred income tax assets	-	-	-	-	-	650,353,766	650,353,766

Total non-current assets	3,187,047,700	2,575,613,429	321,945,009	557,510,201	258,654,289	974,925,734	7,875,696,362
Total Assets	4,389,503,273	2,625,285,894	641,287,178	803,251,352	748,007,607	1,231,749,380	10,439,084,684

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	181,727,680	4,377,803	13,760,047	2,246,159	1,008,517	72,098,797	275,219,003
Other financial assets, current	-	-	-	-	-	219,988,622	219,988,622
Other non-financial assets, current	7,618,030	758,065	1,541,496	1,014,364	11,070,047	1,626,277	23,628,279
Trade receivables and other receivables	291,088,879	30,693,990	68,693,890	30,059,294	420,662,271	25,941,353	867,139,677
Receivables due from related entities, current	37,222	-	-	-	28,950,954	-	28,988,176
Inventory	700,985,806	-	254,992,540	193,307,668	-	-	1,149,286,014
Current tax assets	16,633,102	2,090,444	3,647,748	13,803,843	3,722,153	34,238,357	74,135,647
Assets classified as held for sale, current	17,886,465	-	-	-	-	39,237,407	57,123,872
Total current assets	1,215,977,184	37,920,302	342,635,721	240,431,328	465,413,942	393,130,813	2,695,509,290

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	287,360,674	287,360,674
Other non-financial assets, non-current	40,549,624	7,677,318	2,390,633	1,707,428	10,083	189	52,335,275
Trade receivables and other receivables, non-current	3,100,863	-	8,792,843	-	-	-	11,893,706
Equity method investments	989,721	-	-	-	199,737,813	-	200,727,534
Intangible assets other than goodwill	195,476,999	418,055	11,146,455	160,203,723	159,887	40,762,995	408,168,114
Goodwill	1,207,776,321	31,472,874	2,605,322	138,159,463	52,305,509	-	1,432,319,489
Property, plant and equipment	1,546,905,547	470,346,933	284,046,215	248,862,284	2,827,945	25,804,649	2,578,793,573
Investment property	-	2,081,694,027	-	-	-	-	2,081,694,027
Income tax assets, non-current	77,993,287	194,325	669,273	4,509,476	-	10,089	83,376,450
Deferred income tax assets	-	-	-	-	-	616,579,356	616,579,356

Total non-current assets	3,072,792,362	2,591,803,532	309,650,741	553,442,374	255,041,237	970,517,952	7,753,248,198
Total Assets	4,288,769,546	2,629,723,834	652,286,462	793,873,702	720,455,179	1,363,648,765	10,448,757,488

18.5
Current Asset and liabilities by segment

	Supermarkets	ShoppingCenter	Home Improvement	Department Stores	Financial Services (Insurance +cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
Regional information by segment Current assets and liabilities at March 31, 2017	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,203,139,635	48,774,536	266,073,978	184,543,881	37,202,001	36,219,121	1,775,953,152

	Supermarkets	ShoppingCenter	Home Improvement	Department Stores	Financial Services (Insurance +cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
Regional information by segment Current assets and liabilities at December 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,294,692,757	35,089,329	273,630,631	246,827,811	39,764,889	36,841,635	1,926,847,052

18.6
Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At March 31, 2017	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,630,827,644	1,494,790,219	1,409,815,790	1,241,527,804	1,662,123,227	10,439,084,684
Total liabilities	4,070,820,061	821,940,222	517,343,768	374,113,886	445,837,259	6,230,055,196
Total Net equity	1,010,627,226	655,906,732	781,437,358	693,076,414	1,067,981,758	4,209,029,488
Adjustments to net investment	(450,619,643)	16,943,265	111,034,664	174,337,504	148,304,210	-
Net investment	560,007,583	672,849,997	892,472,022	867,413,918	1,216,285,968	4,209,029,488
Percentage of Net equity	24.0%	15.6%	18.6%	16.5%	25.4%	100.0%
Percentage of equity	13.3%	16.0%	21.2%	20.6%	28.9%	100.0%

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,779,856,500	1,411,985,049	1,431,919,219	1,240,938,778	1,584,057,942	10,448,757,488
Total liabilities	4,202,937,399	813,235,515	530,551,320	403,728,564	414,252,955	6,364,705,753
Total Net equity	885,649,473	655,906,732	781,437,358	693,076,414	1,067,981,758	4,084,051,735
Adjustments to net investment	(308,730,372)	(57,157,198)	119,930,541	144,133,800	101,823,229	-
Net investment	576,919,101	598,749,534	901,367,899	837,210,214	1,169,804,987	4,084,051,735
Percentage of Net equity	21.7%	16.1%	19.1%	17.0%	26.2%	100.0%
Percentage of equity	14.1%	14.7%	22.1%	20.5%	28.6%	100.0%

18.7
Regional information, including intersegments is as follows:

	For the three months ended March 31, 2017
Regional information, by segment	Total revenue by segment	Total revenue intra-segment	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	1,814,359,150	-	1,814,359,150
Shopping	90,852,058	31,368,900	59,483,158
Home Improvement	332,017,106	259,654	331,757,452
Department stores	262,799,548	-	262,799,548
Financial Services	53,158,758	-	53,158,758
Others	2,005,227	-	2,005,227

TOTAL	2,555,191,847	31,628,554	2,523,563,293

	For the three months ended March 31, 2016
Regional information, by segment	Total segment revenue	Total segment revenue	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	1,813,974,167	-	1,813,974,167
Shopping	89,687,280	35,683,514	54,003,766
Home Improvement	324,691,518	322,624	324,368,894
Department stores	247,215,355	-	247,215,355
Financial Services	39,733,346	-	39,733,346
Others	2,588,712	-	2,588,712

TOTAL	2,517,890,378	36,006,138	2,481,884,240

18.8
Non-current assets by country

At March 31, 2017	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	23,141,427	8,212,658	21,073,867	1,803,869	6,440	54,238,261
Trade receivables and other receivables	-	12,031,198	3,374,067	-	-	15,405,265
Equity Method investments	202,139,191	-	-	1,060,656	-	203,199,847
Intangible assets other than goodwill	220,458,618	10,220,320	64,026,156	110,774,272	7,874,004	413,353,370
Goodwill	246,378,878	1,493,810	408,838,951	271,398,389	546,830,323	1,474,940,351
Property Plant and Equipment	1,105,404,191	216,077,151	335,816,769	358,487,417	581,439,590	2,597,225,118
Investment Property	1,553,130,558	331,755,657	-	203,492,203	30,619,555	2,118,997,973
Income tax assets, non-current	4,852,773	9,374,978	73,613,076	-	-	87,840,827

Non -current assets—Total	3,355,505,636	589,165,772	906,742,886	947,016,806	1,166,769,912	6,965,201,012

At December 31, 2016	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	23,356,132	7,663,639	19,431,481	1,877,863	6,160	52,335,275
Trade receivables and other receivables	-	8,815,714	3,077,992	-	-	11,893,706
Equity Method investments	199,737,813	-	-	989,721	-	200,727,534
Intangible assets other than goodwill	219,352,035	9,823,814	64,145,345	106,901,729	7,945,191	408,168,114
Goodwill	246,378,878	1,467,433	397,062,475	264,355,612	523,055,091	1,432,319,489
Property Plant and Equipment	1,107,174,199	212,741,017	340,287,996	355,639,693	562,950,668	2,578,793,573
Investment Property	1,531,658,588	323,482,594	-	197,264,575	29,288,270	2,081,694,027
Income tax assets, non-current	4,852,774	5,409,578	73,114,098	-	-	83,376,450

Non -current assets—Total	3,332,510,419	569,403,789	897,119,387	927,029,193	1,123,245,380	6,849,308,168

The amounts for non-current assets by country shown in this note exclude other non-current financial assets, deferred tax assets as per IFRS 8.

18.9  Additions to non-current assets:

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance +cards +bank)	Support Services, Financing,a nd Other Settings	Total Consolidated
As of March 31, 2017	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	25,202,757	5,608,454	3,878,478	3,890,078	112,409	1,152,903	39,845,079
Intangible asset, other that goodwill	2,356,686	45,740	681,399	1,752,606	48,618	3,490,432	8,375,481
Goodwill	-	-	-	-	-	-	-
Investment property	-	1,818,907	-	-	-	-	1,818,907

Total additions	27,559,443	7,473,101	4,559,877	5,642,684	161,027	4,643,335	50,039,467

	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance +cards +bank)	Support Services, Financing, and Other Settings	Total Consolidated
As of December 31, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	113,455,353	33,906,164	11,131,370	27,836,982	1,258,327	4,803,064	192,391,260
Intangible asset, other that goodwill	8,638,903	138,107	2,964,884	9,083,317	584,489	16,262,072	37,671,772
Goodwill	-	-	-	-	-	-	-
Investment properties	-	1,225,878	-	-	-	-	1,225,878
Total additions	122,094,256	35,270,149	14,096,254	36,920,299	1,842,816	21,065,136	231,288,910

19
Restrictions, contingencies, legal proceedings and other matters

19.1
Civil legal proceedings

●
The subsidiaries Cencosud Retail S.A. , Easy S.A., Cencosud Shopping Centers S.A., and Administradora del Centro Comercial Alto Las Condes Ltda., are involved in lawsuits and litigation that are pending as of March 31, 2016. The amounts of these claims are covered by a civil liability insurance policy.

●
On May 22, 2015 the municipality constructions authority of Vitacura ordered the stagnation of the project developed by Cencosud Shopping Centers S.A., on the piece of land located at the 8950 of Kennedy Avenue in Santiago. This Municipality based its decision on the fact that the construction does not have the required permission. The Company filed an appeal on June 19, 2015 to the metropolitan administrative authority (Secretaria Regional Ministerial – “SEREMI”), who issued a ruling accepting the Company`s pretentions and ordering the Municipality to adjust its decision.

On November 13, 2015, SEREMI resolved the Appeal brought by Cencosud Shopping Centers S.A., welcoming and ordering the authority of Vitacura, among other considerations, to adjust its action in accordance with the regulations applicable to the date of granting the respective permit. On November 25, 2015, “SEREMI” issued an extended ruling, which reverted its previous position base on the Public Ministry’s opinion.

On December 23, 2015 Cencosud filed a “protection claim” to the Appellate Court, alleging to revoke the SEREMI`s new position redefined on November 25, 2015. On April 2016 the Appellate Court accepted the Cencosud’s protection claim, being appealed that decision by SEREMI against the Supreme Court. On May 30, 2016 the Supreme Court rejected the SEREMI`s pretentions, which means that the ruling originally issued on June 19, 2015 is fully valid, and it confirms the Company`s allegations. On August 17, 2016 SEREMI resolved to invalid its ruling according to the Supreme Court decision.

On August 17, 2016, the SEREMI resolved to invalidate the exempted resolution questioned in compliance with the Supreme Court's ruling. On January 19, 2017, the municipality constructions authority of Vitacura proceeded to invalidate the aforementioned resolution by which it paralyzed the works. On that same date, the authority issued a new resolution in which it established the expiration of the building permit, which was rendered invalid by virtue of a decision issued by the Court of Appeals of Santiago on February 2, 2017.

●
During January 2016, the authority National Economic Prosecutor (Fiscalia Nacional Económica FNE) filed a claim to the Free Competition Court (Tribunal de Defensa de la Libre Competencia) against Cencosud, Walmart Chile and SMU supermarkets’ chains, for alleged collusion between the mentioned chains for a price-fixing scheme involving poultry products. On April 6, 2016, a new court´s order was issued, by which the probationary stage began since October 20, 2016.

The Group answered the aforementioned request to the Court on March 22, 2016, and categorically rejected the allegations raised by the FNE in such claim. The company will keep defending itself in the process to prove its innocence.

To Cencosud collusion and anti-competitive practice is unacceptable and totally condemnable.

Potential fines in this case could be up to 30.000 UTA (approximately U.S. $24.5 million at the time of the suit filing).

●
An indirectly controlled subsidiary of Cencosud S,A in Colombia is involved in litigations regarding extra contractual civil responsibility. The amounts of these claims are covered by a civil liability insurance policy.

●
The indirect controlled Cencosud Colombia S.A. was legally requested by the social welfare government authority (UGPP), about omissions, arrears and inaccuracies incurred respect the lawful contributions of several employees. The process is being driven by a local Labour Court and it suits pretentions amounted to USD $846 thousand. The Company, in consultation with its legal advisors, considers that the chances of getting a favorable ruling to the position of the company are reasonably higher than obtain an unfavorable ruling.

●
A civil lawsuit was filed against the indirectly controlled affiliate Cencosud Brasil Comercial Ltda., by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by the ruling, albeit still not judicial, that was issued through another public civil claim, which annulled a bank of hours from May 2007 to April 2009. Based on the opinion of our legal advisors, we cannot estimate the value of the case based on the complexity of the calculations related to the process, as well as the absence of evidence in the dossier to quantify.

●
Cencosud Retail Peru S.A, an indirectly controlled subsidiary of Cencosud S,A. has several outstanding cases at the close of the financial statements for liability claims causes. Total amounts claimed raise to MUSD 14. The Company, in consultation with its legal advisors, considers that the chances of getting a favorable ruling to the position of the company are reasonably higher than obtain an unfavorable ruling.

●
The indirect subsidiary Cencosud S.A. Argentina and Jumbo Retail S.A. Argentina, present several cases pending at the close of the financial statements for claims of civil liability, the amounts claimed amount to MUSD 4,238. The Company, in consultation with its legal advisors, estimates that the chances of obtaining a judgment favorable to the company's position are reasonably superior to those of obtaining an unfavorable ruling.

●
The indirect subsidiary Cencosud S.A. Argentina and Jumbo Retail S.A. Argentina, present several cases pending at the close of the financial statements for claims of labor type with their workers, whose amounts claimed amount to MUSD 29,030. The Company, in consultation with its legal advisors, estimates that the chances of obtaining a judgment favorable to the company's position are reasonably superior to those of obtaining an unfavorable ruling.

19.2
Taxation legal proceedings

As of March 31, 2017, the Group’s Companies maintain several taxation legal controversies, which the most relevant are shown as follows:

Country	Society	Grounds	Amount [1]	Stage of the process	Expected outcome [2]
			ThCh$

Chile	Cencosud S.A.	Shares transference cost	7,500,000	Trial	Positive
	Cencosud Internacional Limitada	Shares transference cost	27,010,215	Trial	Positive
	Cencosud Retail S.A.	Deductible expenses income tax	1,915,647	Trial	Positive
	Cencosud Retail S.A.	First category income tax	8,186,021	Trial	Positive
	Paris Administradora Sur Limitada	First category income tax	3,768,171	Trial	Positive
	Paris Administradora Centro Limitada	Deductible expenses, offsetting losses	2,388,090	Trial	Positive
	Cencosud Retail S.A.	Deductible expenses income tax	3,305,773	Trial	Positive
	Sociedad Comercial de Tiendas S.A.	Income tax	332,015	Trial	Positive
Peru	Cencosud Perú	VAT or G&S tax?	1,062,694	Trial	Positive
Brazil	Cencosud Comercial Ltda	Income tax	54,940,302	Trial	Positive
	Cencosud Comercial Ltda	PIS & CONFIS [3]?	20,775,069	Trial	Positive
	Cencosud Comercial Ltda	Different causes – Activities Tax	14,074,871	Trial	Positive

[1] Amount refers to tax payable or tax (rebate). Amounts may vary. Fines, interest, translations and adjustments shall be also updated up to payment date, if necessary
[2] Potential outcomes are provided for the legal advisors who carry the processes
[3] The PIS and COFINS are federal social contributions designed for funding the social security system in Brazil, which are based on company's gross revenues

The tax contingencies and taxation legal proceedings disclosed above are deemed to be of a positive outcome.

20
Stock options

As of March 31, 2017 the Company has shared-based compensation plans for executives of Cencosud S,A, and affiliates which had no changes compared with December 31, 2016.

As at September 28, 2015 the Company launched the 2016 options plan. All the Executives have accepted this plan, and they have waived in respect to any previous existing plans as at September 28, 2015, which have not been exercised by them, including those not exercised because the respective terms have been met. The change in the plan was given a treatment for following the guidance of IFRS 2 “Share based payments”.

	Numbers of shares
	As of
Stock options granted to key executives	3/31/2017	12/31/2016
1) Outstanding as of the beginning of the period	675,000	35,676,984
2) Granted during the period	-	-
3) Forfeited during the period	-	(1,080,000)
4) Exercised during the period (see note 15.1)	-	(33,812,984)
5) Expired at the end of the period	-	(109,000)
6) Outstanding at the end of the period	675,000	675,000
7) Vested and expected to vest at the end of the period	675,000	675,000
8) Eligible for exercise at the end of the period	40	40

Stock options?Impact in P&L	As of March 31, 2017	As of March 31, 2016
	ThCh$	ThCh$
Impact in the income statement	1,096,628	3,739,726

In relation to the 2016, 2015 and 2014 Retention Plans, the outstanding options as of March 31, 2017 had a weighted-average contractual life of 0.18 years, 0.13 years and 0.07 years respectively. As of December 31, 2016 those options had a weighted-average contractual life of 0.25 years, 0.25 years and 0.10 years respectively.

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

The expected volatility is based on market data information. The calculation consisted of the determination of the standard deviation from the Company’s historical closing stock prices during a time horizon approximated to the relevant maturity.

21
Assets and liabilities classified as held for sale, and discontinued operations

IFRS requires assets that meet the criteria to be classified as held for sale (a) to be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; (b) an asset classified as held for sale and the assets and liabilities included within a disposal group classified as held for sale to be presented separately in the statement of financial position; and (c) the results of discontinued operations to be presented separately in the statement of comprehensive income.

IFRS 5 requires that a company “restate” its statement of comprehensive income as if the operation had been discontinued for all prior periods presented.

As of March 31, 2017 and December 31, 2016 assets and liabilities are presented as non-current for disposal classified as “held for sale”. According to the disclosures required by IFRS 5, the balance is the following:

1) Balance of the assets and liabilities classified as non-current assets for disposal - “held for sale”, as of March 31, 2017 and December 31, 2016 are presented as follows:

Assets	3/31/2017 Unaudited	12/31/2016
	ThCh$	ThCh$

Current assets
Other financial assets, current	-	5,011
Other non-financial assets, current	140,616	134,502
Trade receivables and other receivables, current	326,616	929,937
Inventories, current	950,564	877,016

Total current assets	1,417,796	1,946,466

Non-current assets
Trade receivables and other receivables, non-current	-	8,879,073
Property, plant and equipment	59,978,639	43,359,091
Investment property	2,939,242	2,939,242

Total non-current assets	62,917,881	55,177,406

Total non-current assets classified as held for sale	64,335,677	57,123,872

Liabilities	3/31/2017 Unaudited	12/31/2016
	ThCh$	ThCh$

Current liabilities
Other financial liabilities, current	347,301	1,842,529
Trade payables and other payables, current	2,930,314	2,802,909
Other provisions, current	82,277	78,699
Current provision for employee benefits	78,742	75,319

Total current liabilities	3,438,634	4,799,456

Non-current liabilities
Other financial liabilities, non-current	3,513,473	10,869,777

Total non-current liabilities	3,513,473	10,869,777

Total non-current liabilities classified as held for sale	6,952,107	15,669,233

Detail of the assets and liabilities classified as non-current assets for disposal as “held for sale” as of March 31, 2017, and December 31, 2016 are presented below:

a)
Sale of non-strategic assets: Pieces of land Chile

A s of March 31, 2017, date of close of these financial statements, the Company remains committed to the plan of sale of undeveloped land in Chile. The process has been planned, defined and structured in conjunction with the Property and Shopping Divisions Management.

The assets included in this plan correspond to assets classified among Properties Plant and Equipment and Investment Property items, whose book value is expected to be recovered through the future sale, rather than continuing using them within business units that the company operates. The sale of these assets is considered highly probable, and is expected to be materialized during the next twelve months. Key management has initiated an active program with the necessary actions to conclude agreements of significant conditions, such as the price and timing of the transactions with unrelated third parties, and finally sell them within the defined term.
The Company has taken a number of administrative and operational plans to finalize the sale, therefore it has commissioned exclusively to the brokerage society “Colliers” to market these assets so. This company has extensive expertise in real estate and finance sectors.

Non-current assets and liabilities classified as held for sale as of March 31, 2017, and December 31, 2016 are presented as follows:

Property, plant and equipment; and Investment property held for sale	3/31/2017 Unaudited	12/31/2016
	ThCh$	ThCh$

Land	32,437,651	16,570,947
Facilities	348,921	348,921
Furnishings	5,511	5,511
Leased assets	5,414,316	5,414,316
Buildings	4,456,863	4,456,863

Total property, plant and equipment	42,663,262	26,796,558

Other financial liabilities, current and non-current - Leasing	(3,860,774)	(3,860,774)

Investment property	2,939,242	2,939,242

Detailed assets, classified as held for sale, has been recognized at the lower of carrying amount and fair value less costs to sell, from the moment of the reclassification.

b)
Gas stations - Colombia

Colombian gas stations, previously reported under the “supermarkets” segment in our financial statements, has been included within the assets and liabilities held for sale as of March 31, 2016, are presented as follows:

Gas stations - Colombia	3/31/2017 Unaudited	12/31/2016
	ThCh$	ThCh$

Other non financial assets, current	140,616	134,502
Trade receivables and other receivables, current	326,616	312,416
Inventories, current	950,564	877,016
Property, plant and equipment	17,315,377	16,562,533
Trade payables and other payables, non-current	(2,930,314)	(2,802,909)
Other provisions, current	(82,277)	(78,699)
Current provision for employee benefits	(78,742)	(75,319)

Total gas stations classified as held for sale	15,641,840	14,929,540

The Company determined a plan for the sale of these assets, for which is expected to be completed in one year.

2) Sale of the Banco Paris business

On December 15, 2016, a contract was signed for the sale and transfer of assets and for the transfer and assumption of liabilities between Banco Paris and Banco Scotiabank Chile, where Banco Paris sells, and transfers to Scotiabank a set of mortgage loans granted By Banco Paris to different debtors, a set of assets originated in the acquisition of mortgage bonds issued by Banco Paris under the terms of Chapter 9-1 of the updated SBIF and II. A.1 of the Compendium of Financial Regulations of the Central Bank of Chile and other financial investments made by Banco Paris, all of them net of the corresponding provisions. The sale, assignment and transfer of the assets object of this instrument will be perfected on the closing date, as this term will be defined later by the parties. The sale, assignment and transfer of the assets object of this instrument were formally completed on January 1, 2017.

Assets and liabilities held for sale allocated within the Banco Paris business as of December 31, 2016 are presented according to the following detail:

Banco Paris	12/31/2016 ThCh$

Other financial assets, current	5,011
Trade receivables and other receivables, current	617,521
Trade receivables, non-current	8,879,073
Other financial liabilities, current	(1,495,228)
Other financial liabilities, non-current	(7,356,304)

Net value of Banco Paris classified as held for sale	650,073

22
Subsequent events

●
The Ordinary Shareholders Meeting held on April 28, 2017, defined a final dividend of $30 per share in relation to the 2016 net distributable profits. The payment of the mentioned dividend will be made from May 17, 2017.

●
On April 28, 2017, the Board of Directors has defined to apply for a voluntary delisting of its ADRs from the NYSE, in connection with the intention to terminate the ADR facility, and deregister with the Securities and Exchange Commission.

ADR holders will be entitled to surrender their ADRs to Bank of New York Mellon for cancellation, and upon payment of the applicable fees, taxes and charges as provided in the deposit agreement, receive the underlying shares of common stock of Cencosud. Cencosud will maintain its listings on the Santiago Stock Exchange, the Chile Electronic Stock Exchange, and the Valpara’so Stock Exchange.

Between the date of issuance of these condensed consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements.